UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday, 9 February 2022, London U.K.

GSK delivers FY 2021 reported sales of £34 billion, stable at AER, +5% CER; Total EPS 87.6p -24% AER, -13% CER and Adjusted EPS of 113.2p -2% AER, +9% CER

Highlights

Strong commercial execution drives growth across Pharmaceuticals, Vaccines and Consumer Healthcare (excluding brands divested/under review)
●
Pharmaceuticals £17.7 billion +4% AER, +10% CER; New and Specialty medicines £10 billion +20% AER, +26% CER; Respiratory +21% AER, +28% CER; Immuno-inflammation +22% AER, +29% CER; Oncology +31% AER, +37% CER; total HIV -2% AER, +3% CER

●	Vaccines £6.8 billion -3% AER, +2% CER; Shingrix £1.7 billion -13% AER, -9% CER
●	COVID-19 solutions sales £1.4 billion; Xevudy £958 million; pandemic adjuvant £447 million
●	Consumer Healthcare £9.6 billion -4% AER, stable CER (+4% excluding brands divested/under review)

Continued momentum in R&D delivery and strengthening of pipeline
●	3 major product approvals during 2021; Apretude HIV long-acting medicine for prevention (Dec); Xevudy for COVID-19 (Dec); and Jemperli for endometrial cancer (April)
●	Strong pipeline of 21 vaccines and 43 medicines, many offering potential best or first-in-class opportunities for patients, and of which 22 are in pivotal trials
●	Positive Phase III data on daprodustat in anaemia due to chronic kidney disease presented at American Society of Nephrology. On track to file in EU and US in H1 2022
●
20+ deals executed securing access to 5 novel clinical assets, including with iTeos in immuno-oncology, Alector in immuno-neurology and Vir Biotechnology in flu, plus technologies that expand our capabilities in human genetics and AI

●	Expect to report milestones in 2022 on up to 7 of the 11 potential new vaccines and medicines identified as key future growth drivers including Older Adults RSV vaccine (H1 2022)

Cost discipline supports delivery of Adjusted EPS of 113.2p
●	Total Group operating margin 18.2%. Total EPS 87.6p -24% AER, -13% CER
●
Adjusted Group operating margin 25.8%. Adjusted EPS 113.2p -2% AER, +9% CER. This included a contribution to growth from COVID-19 solutions of approximately +8% AER, +9% CER (+17% AER, +20% CER for Q4 2021)

●	Full year 2021 net cash flow from operations £8.0 billion. Full year free cash flow £4.4 billion

On track to demerge a new world-leading Consumer Healthcare business mid-2022
●	Progress to create new Board with appointment of Chair Designate
●	Capital Markets Day on 28 February to highlight overall strategy, capabilities and operations, including detailed financial information and superior growth ambitions

2022 guidance for new GSK
●
New GSK, the biopharma business, expected to deliver growth in 2022 sales of between 5% to 7% at CER and growth in 2022 Adjusted operating profit of between 12% to 14% at CER including the anticipated benefit in royalty income from Gilead settlement

●	This 2022 guidance excludes any contribution from COVID-19 solutions
●	Dividend of 23p declared for Q4 2021; 80p FY 2021

Emma Walmsley, Chief Executive Officer, GSK: “We have ended the year strongly, with another quarter of excellent performance driven by first-class commercial execution, and we enter 2022 with good momentum. This is going to be a landmark year for GSK, with a step-change in growth expected and multiple R&D catalysts, including milestones on up to 7 key late-stage pipeline assets. 2022 is also the year when we demerge our world-leading Consumer Healthcare business. At our capital markets event later this month, we will set out the future growth ambitions and highly attractive financial profile of this business, and the outstanding opportunity it provides for shareholders.”

The Total results are presented in summary on page 2 and under ‘Financial performance’ on pages 13 and 28 and Adjusted results reconciliations are presented on pages 23, 24, 38 and 39. Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 61. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 10. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on pages 62 and 63.

2021 results
	2021	Growth		Q4 2021	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	34,114	-	5	9,527	9	13

Total operating profit	6,201	(20)	(9)	895	(16)	1
Total earnings per share	87.6p	(24)	(13)	15.0p	10	31

Adjusted operating profit	8,806	(1)	9	1,893	4	15
Adjusted earnings per share	113.2p	(2)	9	25.6p	9	22

Net cash from operating activities	7,952	(6)		3,767	(2)
Free cash flow	4,437	(18)		2,901	(7)

2022 guidance
We set out below our guidance for new GSK in 2022. This guidance is provided at CER and excludes the commercial impact of COVID-19 solutions.

In 2022 we expect to continue to deliver on our strategic priorities. We plan to increase targeted investment in R&D, to build on and invest behind our top line momentum for key growth drivers and to deliver the demerger of our Consumer Healthcare business in mid-year. Assuming global economies and healthcare systems approach normality as the year progresses, we expect sales of Specialty Medicines to grow approximately 10% at CER and sales of General Medicines to show a slight decrease, primarily reflecting increased genericisation of established Respiratory products. Vaccines sales are expected to grow at a low teens percentage at CER for the year as a whole. However, governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic are expected to result in some continued disruption to adult immunisations, with the impact weighted to the first half. For Shingrix, despite the potential for short-term pandemic disruption, we continue to expect strong double-digit growth and record annual sales based on strong demand in existing markets and geographical expansion.

Reflecting these factors, in 2022 for new GSK we expect sales to grow between 5% to 7% at CER and Adjusted operating profit to grow between 12% to 14% at CER as compared with 2021. This includes the future benefit in royalty income from the settlement and license agreement with Gilead Sciences, Inc. (Gilead) announced on 1 February 2022.

Medium term outlooks will be provided for Consumer Healthcare at a Capital Markets Day scheduled for 28 February 2022. Until such time as the formal criteria for treating Consumer Healthcare as a ‘Discontinued operation’ have been satisfied (currently expected in Q2 2022), GSK will continue to present the Consumer Healthcare business within ‘Continuing operations’ and will consolidate the business for reporting purposes until the demerger has completed.

Dividend policies and expected pay-out ratios are unchanged for new GSK and new Consumer Healthcare (subject to new Consumer Healthcare board approval). The expected distribution per share for the new Consumer Healthcare Company for the second half of 2022 has been adjusted from that highlighted at the GSK Investor Update in June 2021 to reflect the total number of shares in the new Consumer Healthcare company that are expected to be in issue upon demerger. The future dividend policies and guidance in relation to the expected dividend pay-out in 2022 across both new GSK and new Consumer Healthcare are provided on page 43.

2022 COVID-19 solutions expectations
In 2022, based on known binding agreements from governments we expect that COVID-19 solutions will contribute a similar sales level to 2021, but a substantially reduced profit contribution due to the increased proportion of lower margin Xevudy sales. We expect this to reduce new GSK Adjusted Operating profit growth (including COVID-19 solutions in both years) by between 5% to 7%. We continue to discuss further opportunities with governments.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on pages 62 and 63. If exchange rates were to hold at the closing rates on 31 January 2022 ($1.34/£1, €1.20/£1 and Yen 155/£1) for the rest of 2022, the estimated impact on 2022 Sterling turnover growth for new GSK would be stable and if exchange gains or losses were recognised at the same level as in 2021, the estimated impact on 2021 Sterling Adjusted Operating Profit growth for new GSK would also be stable.

Results presentation
A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2pm GMT on 9 February 2022. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Operating performance – 2021

Turnover
	£m	Growth £%	Growth CER%

Pharmaceuticals	17,729	4	10
Vaccines	6,778	(3)	2
Consumer Healthcare	9,607	(4)	-

Group turnover	34,114	-	5

Group turnover was £34,114 million in the year, stable at AER but up 5% CER. Sales of COVID-19 solutions contributed approximately 4 percentage points to growth in the year.

Pharmaceutical turnover in the year was £17,729 million, up 4% AER and 10% CER. Sales of Xevudy, the monoclonal antibody treatment for COVID-19 of £958 million contributed approximately 6 percentage points to total Pharmaceuticals growth.

Vaccines turnover was £6,778 million in the year, down 3% AER but up 2% CER, primarily driven by pandemic adjuvant sales, partially offset by lower demand for routine adult vaccination due to COVID-19 vaccination programme deployment and disease circulation across regions. Vaccines turnover excluding pandemic vaccines decreased 9% AER, 5% CER to £6,331 million.

Consumer Healthcare turnover was £9,607 million, down 4% AER but remained stable at CER reflecting dilution from divestments given the completion of the portfolio rationalisation at the end of Q1 2021. Sales excluding brands divested/under review decreased 1% AER but increased 4% CER reflecting the underlying strength of brands across the portfolio and categories and continuing growth in e-commerce.

Operating profit
Total operating profit was £6,201 million compared with £7,783 million in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs, lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Adjusted operating profit was £8,806 million, 1% lower than 2020 at AER, but 9% higher at CER on a turnover increase of 5% CER. The Adjusted operating margin of 25.8% was 0.3 percentage points lower at AER, 0.9 percentage points higher on a CER basis than in 2020. The increase in Adjusted operating profit primarily reflected the benefit from incremental pandemic sales, sales growth in Pharmaceuticals and tight control of ongoing costs, favourable legal settlements and benefits from continued restructuring across the business. This was offset by lower sales in Vaccines, higher supply chain costs in Vaccines and Consumer Healthcare, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.

Earnings per share
Total EPS was 87.6p, compared with 115.5p in 2020. This primarily reflected an unfavourable comparison as 2020 benefited from the net profit on disposal of Horlicks and related transactions, partly offset by a credit of £397 million to Taxation in 2021 resulting from the revaluation of deferred tax assets, lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities. Adjusted EPS was 113.2p compared with 115.9p in 2020, down 2% AER but up 9% CER, on a 9% CER increase in Adjusted operating profit primarily reflecting incremental pandemic sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements and lower interest costs, partly offset by lower sales in Vaccines, higher supply chain costs in Vaccines, increased R&D investment and a higher effective tax rate.

Cash flow
The net cash inflow from operating activities for the year was £7,952 million (2020: £8,441 million). The decrease primarily reflected adverse exchange impacts, increased trade receivables, adverse timing of returns and rebates (RAR) and increased separation costs, partly offset by improved adjusted operating profit at CER and reduced tax payments including tax on disposals.

Operating performance – Q4 2021

Turnover	Q4 2021

	£m	Growth £%	Growth CER%

Pharmaceuticals	5,221	20	25
Vaccines	1,809	(10)	(7)
Consumer Healthcare	2,497	6	10

Group turnover	9,527	9	13

Group turnover was £9,527 million in the quarter, up 9% AER, 13% CER. Sales of COVID-19 solutions contributed approximately 11 percentage points to total growth in the quarter.

Pharmaceutical turnover in the quarter was £5,221 million, up 20% AER, 25% CER. The increase was driven by strong growth in New and Specialty products, partly offset by a decrease in the Established Products portfolio. Sales of Xevudy of £828 million contributed approximately 20 percentage points to Pharmaceuticals growth in the quarter.

Vaccines turnover decreased 10% AER, 7% CER to £1,809 million. This was primarily driven by lower Meningitis vaccines sales associated with the return to a normal US back-to-school season, lower DTPa-containing vaccines sales due to unfavourable CDC purchasing patterns in the US and lower Shingrix sales resulting from the negative impact of COVID-19 vaccination programme deployment and disease circulation, partly offset by pandemic adjuvant sales.

Consumer Healthcare turnover in the quarter was £2,497 million, up 6% AER, 10% CER. Sales excluding brands divested/under review increased 7% AER, 11% CER with strong growth across the whole portfolio but particularly Respiratory health which rebounded from the historically low cold and flu season in both Q4 2020 and Q1 2021.

Operating profit
Total operating profit was £895 million in Q4 2021 compared with £1,061 million in Q4 2020. This reflected higher re-measurement charges on the contingent consideration liabilities including the impact of the Gilead settlement partly offset by lower restructuring and higher profit on disposal of assets.

Adjusted operating profit was £1,893 million, 4% higher than Q4 2020 at AER, 15% higher at CER on a turnover increase of 13% CER. The Adjusted operating margin of 19.9% was 0.9 percentage points lower at AER, and 0.2 percentage points higher on a CER basis than in Q4 2020. The increase in Adjusted operating profit primarily reflected leverage from £920 million of pandemic sales as well as strong growth in New and Specialty Products and a favourable prior period RAR adjustment in Pharmaceuticals, continued tight control of ongoing costs and benefits from continued restructuring across the business. This was partly offset by increased investment in R&D, increased investment behind launches and higher supply chain costs resulting from lower demand and higher inventory adjustments in Vaccines.

Earnings per share
Total EPS was 15.0p, compared with 13.6p in Q4 2020. This primarily reflected lower restructuring and higher disposal income partly offset by higher re-measurement charges. Adjusted EPS was 25.6p compared with 23.3p in Q4 2020, up 9% AER and 22% CER, on a 15% CER increase in Adjusted operating profit reflecting positive leverage from Xevudy sales in the quarter and lower interest costs partly offset by a higher non-controlling interest allocation of Consumer Healthcare profits.

Cash flow
The net cash inflow from operating activities for the quarter was £3,767 million (Q4 2020: £3,855 million). The reduction primarily reflected adverse exchange impacts and a lower seasonal reduction in trade receivables in the quarter and phasing of tax payments partly offset by improved adjusted operating profit at CER and favourable timing of RAR.

R&D pipeline

We focus on the science of the immune system, human genetics and advanced technologies to develop Vaccines and Specialty Medicines in four core therapeutic areas - Infectious Diseases, HIV, Oncology and Immunology/Respiratory. We also remain open to opportunities outside these core therapy areas where there are scale opportunities consistent with the science of the immune system and human genetic validation.

As disclosed at the Investor Update on 23 June 2021, the company has a robust late-stage R&D pipeline with many assets having the potential to be first-in-class or best-in-class, as well as offering significant strategic lifecycle opportunities. The late-stage pipeline will help deliver the sales ambition set by the company for 2021-2026 and beyond.

Our R&D pipeline currently comprises 64 Vaccines and Specialty Medicines.

Pipeline news flow highlights since Q3 2021 are listed below in chronological order.

Infectious diseases

Rotarix
●	Submitted a supplemental Biologics License Application for Rotarix Liquid (PCV free) in the US

Shingrix
●
Received approval in Canada for the prevention of shingles in adults aged 18 years and older who are or who will be at increased risk of shingles due to immunodeficiency or immunosuppression caused by known disease or therapy

Varicella new strain candidate vaccine
●	Started a Phase II trial of a varicella candidate vaccine for use in the US for children aged 12 to 15 months

Cervarix
●	Withdrew an application to the EMA for the prevention of head and neck cancers related to human papillomavirus (HPV)

HIV

Apretude (cabotegravir extended-release injectable suspension)
●	Received approval from the FDA for Apretude, the first and only long-acting injectable pre-exposure prophylaxis (PrEP) option to reduce the risk of sexually acquired HIV-1

Cabenuva/Vocabria (cabotegravir) and Rekambys (rilpivirine)
●	Received approval from the FDA for every-two-month dosing for virologically suppressed adults living with HIV without prior treatment failure or resistance to cabotegravir or rilpivirine
●
Announced a decision from the European Commission to update the Summary of Product Characteristics for Vocabria and Janssen’s Rekambys injections to be initiated with or without an oral lead-in period for the long-acting treatment of HIV

●
Presented positive interim data from the CARISEL Phase IIIb trial showing Vocabria and Janssen’s Rekambys can be implemented successfully in a variety of European healthcare settings at the 2021 European AIDS Conference

VH4004280 (capsid protein inhibitor)
●	Dosed the first patient in a Phase I trial investigating our capsid protein inhibitor for HIV

Oncology

Blenrep (belantamab mafodotin)
●
Presented new data from the DREAMM-9 Phase I trial and two collaborative studies at the 2021 American Society of Haematology annual meeting. Collectively, these data suggest that with an optimised dose, schedule and combination treatment, corneal events associated with Blenrep may be reduced in patients receiving earlier lines of therapy

●
Expanded our collaboration with SpringWorks Therapeutics to include two new sub-studies evaluating the combination of Blenrep plus nirogacestat with standard-of-care multiple myeloma therapies in the DREAMM-5 trial

Jemperli (dostarlimab)
●
Received approval in Canada for the treatment of adult patients with mismatch repair deficient (dMMR) or microsatellite instability-high (MSI-H) recurrent or advanced endometrial cancer, that has progressed on or following prior treatment with a platinum containing regimen

Immuno-oncology combinations
●	Dosed the first patient in a Phase I trial of GSK4428859 (EOS-448; TIGIT antagonist) in combination with Jemperli (dostarlimab)

GSK3326595 and GSK3368715 (PRMT5 inhibitor and Type I PRMT inhibitor)
●	Removed from the Phase I pipeline due to prioritisation within the synthetic lethal portfolio (termination of in-license agreement with Epizyme will be effective on 16 March 2022)

Next-generation cell therapy
●
Lyell announced FDA clearance of an Investigational New Drug application to initiate a Phase I trial, in collaboration with GSK, for LYL132 - an investigational T-cell receptor therapy that incorporates next-generation enhancements for patients with solid tumours expressing NY-ESO-1

Immunology/Respiratory

Nucala (mepolizumab)
●
Received approval from the FDA for a 40 mg prefilled syringe for appropriate patients aged 6 to 11 years old who have severe eosinophilic asthma, administered at home or by a child’s health care provider

●
Received approval from the European Commission for Nucala in three additional eosinophil-driven diseases; hypereosinophilic syndrome, eosinophilic granulomatosis with polyangiitis, and chronic rhinosinusitis with nasal polyps, making it the only treatment in Europe approved for use in four eosinophil-driven diseases

●
Received approval in Canada as an add-on maintenance treatment with intranasal corticosteroids in adult patients with severe chronic rhinosinusitis with nasal polyps inadequately controlled by intranasal corticosteroids alone

GSK4527223 (AL001; progranulin-elevating monoclonal antibody)
●
Alector presented positive data from the INFRONT-2 Phase II open-label trial of AL001 for the treatment of symptomatic frontotemporal dementia patients with a progranulin mutation at the 2021 Clinical Trials on Alzheimer's Disease conference

GSK4532990 (ARO-HSD; RNA interference)
●
Announced a worldwide license agreement with Arrowhead Pharmaceuticals for GSK4532990 (ARO-HSD), a genetically validated investigational RNA interference therapeutic currently in Phase I/II trials for patients with non-alcoholic steatohepatitis (NASH). The agreement covers the medicine’s development and commercialisation outside of greater China. The deal closed on 24 January 2022

Benlysta (belimumab)
●	Received coverage in China’s 2021 National Reimbursement Drug List for paediatric systemic lupus erythematosus in children aged five years and older
●
Recommended by the UK National Institute for Health and Care Excellence (NICE) as an add-on treatment option for active autoantibody-positive systemic lupus erythematosus in eligible people with high disease activity despite standard treatment

GSK3888130 (IL-7 monoclonal antibody)
●	Dosed the first patient in a Phase I trial investigating our monoclonal antibody against IL-7, a genetically validated target for multiple sclerosis

Opportunity driven

Daprodustat (oral hypoxia-inducible factor prolyl hydroxylase inhibitor)
●
Presented new data from five trials in the ASCEND Phase III programme at the American Society of Nephrology’s Kidney Week 2021. Presentations from the pivotal ASCEND-ND and ASCEND-D trials confirm the potential for a new oral treatment for patients with anaemia due to chronic kidney disease in both non-dialysis and dialysis settings. These data were simultaneously published in the New England Journal of Medicine

Linerixibat (IBAT inhibitor)
●	Dosed the first patient in the GLISTEN Phase III trial for cholestatic pruritus in primary biliary cholangitis
●	Received Orphan Drug Designation from the European Commission

GSK3884464
●	Dosed the first patient in a Phase I trial investigating GSK3884464 for heart failure

COVID-19

Xevudy (sotrovimab, VIR-7831/GSK4182136)
●	Submitted an application to the FDA requesting an amendment to the Emergency Use Authorisation to include intramuscular administration
●	Received binding agreements for the sale of approximately 1.7 million doses worldwide, including a portion of those procured by the US Government
●	Oxford University included sotrovimab in the RECOVERY trial, the world's largest COVID-19 study, as a possible treatment for hospitalised patients
●
Granted marketing authorisation from the European Commission for the early treatment of COVID-19 in adults and adolescents (aged 12 years and over and weighing at least 40 kg) who do not require supplemental oxygen and who are at increased risk of progressing to severe infection

●	Announced that preclinical studies demonstrated sotrovimab retains activity against the full combination of mutations in the spike protein of the Omicron variant
●
Granted conditional marketing authorisation from the UK’s Medicines and Healthcare products Regulatory Agency (MHRA) and a supply agreement with the UK Government for the treatment of symptomatic adults and adolescents (aged 12 years and over and weighing at least 40 kg) with acute COVID-19 infection who do not require oxygen supplementation and who are at increased risk of progressing to severe infection

●
Announced data from the COMET-TAIL Phase III trial demonstrating that intramuscular administration of sotrovimab was non-inferior and offered similar efficacy to intravenous administration for high-risk populations

Vaccine collaborations
●	Medicago submitted Emergency Use Authorisation for a jointly developed plant-based COVID-19 vaccine candidate in Canada
●
Announced with Medicago data from the Phase III trial of their plant-based COVID-19 vaccine candidate, in combination with GSK’s pandemic adjuvant, that demonstrated 71% efficacy against the main variants of SARS-COV-2 circulating at the time of the trial

●
Announced with Sanofi that a single booster dose of the recombinant adjuvanted COVID-19 vaccine candidate was well tolerated and delivered consistently strong immune responses regardless of the primary vaccine received

Contacts

GSK is a science-led global healthcare company. For further information please visit www.gsk.com/aboutus
GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)
	Frances De Franco	+1 570 236 4850	(Philadelphia)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 61.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software)
●	impairment of intangible assets (excluding computer software) and goodwill
●
Major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including the one-off impact of the revaluation of deferred tax assets and liabilities following enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023)

●	separation costs include costs to establish Consumer Healthcare as an independent business, as well as admission listing and demerger costs

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy, or following material acquisitions. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

The enactment of the increase in the headline rate of UK corporation tax from 19% to 25% (effective 2023) resulted in a credit to the income statement of £325 million in Q2 2021 revised upwards to £397 million in Q4 2021. Due to the magnitude, GSK has reported this credit as an Adjusting item in the year so that it does not obscure the key trends in the Group’s performance for the period.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 23, 24, 38 and 39.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 86% of the Total earnings and 83% of the Adjusted earnings of ViiV Healthcare for 2021.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent re-measurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement and licensing agreement, Gilead will make an upfront payment of $1.25 billion to ViiV Healthcare which is expected in the first quarter of 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare's US Patent No. 8,129,385 on 5 October 2027. Gilead's obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded. The settlement resulted in a re-measurement of the existing liabilities for contingent consideration and the Pfizer put option at the 2021 year end. The upfront payment is a contingent asset at the balance sheet date.

The impact on the contingent consideration liability (CCL) is to increase it by £288 million, on a post-tax basis in Q4 2021 due to the obligation ViiV Healthcare has to pay future cash consideration to Shionogi for its share of the upfront and of the future US sales performance of Biktarvy and products containing bictegravir. Including the impact of the settlement at 31 December 2021, the liability which is discounted at 8% stood at £5,559 million, on a post-tax basis.

Pfizer has the right to require GSK to acquire its shareholding in ViiV Healthcare in certain circumstances* at any time. A put option liability is therefore recorded on the Group’s balance sheet as a current liability. It is measured on the gross redemption basis derived from an internal valuation of the ViiV Healthcare business.

The impact of the settlement on the Pfizer put option liability is an increase of £114 million and is included in the re-measurement at 31 December 2021.

See page 59 for an explanation of the post balance sheet event impact.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in 2021 were £826 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 52 and 53 of the Annual Report 2020.

*	See page 53 of GSK’s Annual Report 2020.

Financial performance – 2021

Total results

The Total results for the Group are set out below.

	2021 £m	2020 £m	Growth £%	Growth CER%

Turnover	34,114	34,099	-	5

Cost of sales	(11,603)	(11,704)	(1)	2

Gross profit	22,511	22,395	1	7

Selling, general and administration	(10,975)	(11,456)	(4)	-
Research and development	(5,278)	(5,098)	4	7
Royalty income	419	318	32	32
Other operating (expense)/income	(476)	1,624

Operating profit	6,201	7,783	(20)	(9)

Finance income	28	44
Finance expense	(784)	(892)
Share of after tax profits of associates and joint ventures	33	33
Loss on disposal of interest in associates	(36)	-

Profit before taxation	5,442	6,968	(22)	(10)

Taxation	(346)	(580)
Tax rate %	6.4%	8.3%

Profit after taxation	5,096	6,388	(20)	(9)

Profit attributable to non-controlling interests	711	639
Profit attributable to shareholders	4,385	5,749

	5,096	6,388	(20)	(9)

Earnings per share	87.6p	115.5p	(24)	(13)

Adjusted results

The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for 2021 and 2020 are set out on pages 23 and 24.

	2021

	£m	% of turnover	Growth £%	Reported growth CER%

Turnover	34,114	100	-	5

Cost of sales	(10,726)	31.4	5	8
Selling, general and administration	(10,225)	30.0	(5)	(1)
Research and development	(4,776)	14.0	4	8
Royalty income	419	1.2	32	32

Adjusted operating profit	8,806	25.8	(1)	9

Adjusted profit before tax	8,086		-	11
Adjusted profit after tax	6,671		(2)	9
Adjusted profit attributable to shareholders	5,665		(2)	9

Adjusted earnings per share	113.2p		(2)	9

Operating profit by business	2021

	£m	% of turnover	Growth £%	Reported growth CER%

Pharmaceuticals	8,170	46.1	6	15
Pharmaceuticals R&D*	(3,489)		(1)	3

Total Pharmaceuticals	4,681	26.4	12	24
Vaccines	2,256	33.3	(17)	(11)
Consumer Healthcare	2,239	23.3	1	9

	9,176	26.9	1	10
Corporate & other unallocated costs	(370)

Adjusted operating profit	8,806	25.8	(1)	9

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	2021

	£m	Growth £%	Growth CER%

Respiratory	2,863	21	28
HIV	4,777	(2)	3
Immuno-inflammation	885	22	29
Oncology	489	31	37
Pandemic	958	-	-

New and Speciality	9,972	20	26
Established Pharmaceuticals	7,757	(11)	(6)

	17,729	4	10

US	8,442	13	21
Europe	3,934	(4)	(2)
International	5,353	(3)	4

	17,729	4	10

Pharmaceuticals turnover in the year was £17,729 million, up 4% AER, 10% CER. Sales of Xevudy, the monoclonal antibody treatment for COVID-19 of £958 million contributed approximately 6 percentage points to Pharmaceuticals growth.

HIV sales were down 2% AER but up 3% CER, to £4,777 million, with growth in Dovato and Juluca partly offset by Tivicay and Triumeq. Respiratory sales were up 21% AER, 28% CER, to £2,863 million, on growth of Trelegy and Nucala. Oncology and Immuno-Inflammation therapy areas each continued to show strong double-digit sales growth. Sales of Established Pharmaceuticals decreased 11% AER, 6% CER to £7,757 million.

In the US, sales grew 13% AER, 21% CER including sales of Xevudy, which contributed approximately 9 percentage points to total growth. Continued strong performance of Trelegy, Nucala, Benlysta and Dovato also drove growth of New and Specialty products in the Region. Established Products were stable at AER but grew 6% CER, reflecting strong demand for Established Respiratory products in the COVID-19 environment and certain supply challenges faced by generic competitor products, plus the benefit of favourable prior period RAR adjustments.

In Europe, sales decreased 4% AER, 2% CER, with decreases in the Established Pharmaceuticals portfolio, impacted by generic competition including Seretide, Duodart and Volibris, lower antibiotic demand, and the divestment of cephalosporin products at the start of the fourth quarter. The decrease was partly offset by strong growth of Trelegy, Benlysta and Oncology products, and of Dovato which more than doubled in the year. Sales of Xevudy totalling £69 million also contributed approximately 2 percentage points to total growth.

International sales decreased 3% AER but grew 4% CER. Decreases in Established Pharmaceuticals reflected the impact of COVID-19 suppressed antibiotics markets and increased generic competition in the first half of the year. This was offset by strong growth in Respiratory, Dovato, Tivicay tenders, and sales of Xevudy, which added approximately 6 percentage points to International total growth.

Respiratory
Total Respiratory sales were up 21% AER, 28% CER, with sales of Trelegy and Nucala each exceeding £1 billion per year for the first time. International Respiratory sales grew 33% AER, 42% CER including Nucala up 23% AER, 34% CER, and Trelegy up 81% AER, 92% CER including the impact of the Trelegy asthma launch in Japan in Q4 2020. In Europe, Respiratory grew 11% AER, 13% CER with double digit CER growth of Trelegy and Nucala. In the US, Respiratory grew 23% AER, 30% CER, driven by continued strong performance of Trelegy and Nucala.

Sales of Nucala were £1,142 million in the year and grew 15% AER, 22% CER, with consistent, strong growth across all three regions. US sales were up 15% AER, 23% CER to £690 million and International sales of £195 million grew 23% AER, 34% CER. Europe sales of £257 million grew 8% AER, 11% CER.

Trelegy sales were up 49% AER, 57% CER to £1,217 million driven by growth in all regions. In the US, sales continue to grow strongly including benefit of the asthma indication approved and launched in Q3 2020, with sales up 52% AER, 62% CER. In Europe, sales grew 19% AER, 21% CER and in International, where Trelegy asthma was approved in Japan in Q4 2020, sales grew 81% AER, 92% CER to £163 million.

HIV
HIV sales were £4,777 million a decrease of 2% AER but growth of 3% CER for the year. Triumeq sales were £1,882 million, down 18% AER, 14% CER and Tivicay sales were £1,381 million, down 10% AER, 4% CER. The mature portfolio resulted in less than 1 percentage point of CER sales decrease.

New HIV products Juluca, Dovato, Rukobia and Cabenuva delivered sales of £1,387 million representing 29% of the total HIV portfolio (18% in 2020). Sales of the two drug regimens Juluca and Dovato were £517 million and £787 million, respectively, with combined growth of 50% AER, 58% CER. Rukobia sales were £45 million. Cabenuva, the first long acting injectable, recorded £38 million of sales for the full year.

In the US, total sales were £2,898 million with a decrease of 4% AER, but growth of 3% CER. New HIV products delivered sales of £896 million, including: Dovato £428 million with growth of 87% AER, 99% CER, Juluca £393 million with growth of 2% AER, 8% CER, Rukobia £43 million and Cabenuva £32 million. Combined Tivicay and Triumeq sales were £1,953 million declining 16% AER, 11% CER. In Europe, total sales were £1,194 million with a decrease of 2% AER, but growth of 1% CER. New HIV products delivered sales of £420 million, including: Dovato sales of £302 million, which more than doubled at AER and CER, and Juluca £111 million with growth of 14% AER, 18% CER. Combined Tivicay and Triumeq sales were £738 million declining 21% AER, 19% CER. International continued to grow strongly with total sales of £685 million, with growth of 4% AER, 11% CER, driven by the Tivicay tender business and new HIV products.

Immuno-inflammation
Immuno-inflammation sales of £885 million grew 22% AER, 29% CER with Benlysta sales up 22% AER, 29% CER to £874 million, benefitting from lupus nephritis launches in US and Japan in H2 2020.

Oncology
Sales of Zejula, the PARP inhibitor treatment for ovarian cancer were £395 million, up 17% AER, 22% CER, impacted by ongoing lower diagnosis rates due to the COVID-19 pandemic, particularly in the US. Sales included £212 million in the US and £163 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020, with ongoing launches throughout Europe in 2021. Blenrep sales globally totalled £89 million.

Pandemic Sales
Sales of Xevudy were £958 million in the year, reflecting the ongoing fulfilment of contracts across the world and most significantly in the US, which reported sales of £602 million. International recorded sales of £287 million and Europe £69 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the year were £7,757 million, down 11% AER, 6% CER.

Established Respiratory products decreased 7% AER, 2% CER to £4,327 million. This includes the impact of generic competition to Xyzal in Japan, and to Advair/Seretide globally. The decrease was partially offset by approximately 6 percentage points impact on growth of favourable prior period RAR adjustments.

The remainder of the Established Pharmaceuticals portfolio decreased by 16% AER, 11% CER to £3,430 million on lower demand for antibiotics during the COVID-19 pandemic period, the divestment of GSK’s cephalosporin products at the start of the fourth quarter, and the impact of government mandated changes increasing use of generics in markets including France, Japan and China.

Vaccines turnover

	2021

	£m	Growth £%	Growth CER%

Meningitis	961	(7)	(2)
Influenza	679	(7)	(2)
Shingles	1,721	(13)	(9)
Established Vaccines	2,970	(8)	(4)

	6,331	(9)	(5)
Pandemic Vaccines	447	-	-

Total Vaccines	6,778	(3)	2

US	3,472	(6)	-
Europe	1,436	-	2
International	1,870	1	5

	6,778	(3)	2

Vaccines turnover in the year decreased 3% at AER, but grew 2% CER to £6,778 million, primarily driven by pandemic adjuvant sales, partially offset by lower demand for routine adult vaccination due to COVID-19 vaccination programme deployment and disease circulation across regions, resulting in lower Shingrix and Hepatitis vaccines sales. Unfavourable US prior period RAR adjustments reduced overall Vaccines growth by approximately 2 percentage points, particularly in Fluarix/Flulaval and Shingrix where the impact on product growth was a decrease of 7% and a decrease of 2% respectively.

Vaccines turnover excluding pandemic vaccines decreased 9% AER, 5% CER to £6,331 million.

Meningitis
Meningitis sales decreased 7% AER, 2% CER to £961 million driven primarily by unrepeated International tender volumes for other Meningitis vaccines. Bexsero sales were stable at AER, but grew 5% CER to £650 million, reflecting increased market share in the US.

Menveo sales were up 3% AER, 9% CER to £272 million, primarily driven by 2020 cohort catch-up vaccinations and 2021 higher demand, as well as increased market share in the US.

Influenza
Fluarix/FluLaval sales decreased 7% AER, 2% CER, to £679 million as a result of unfavourable prior period RAR movements in the US, partially offset by higher volume in the US and strong southern hemisphere demand in International.

Shingles
Shingrix decreased 13% AER, 9% CER to £1,721 million, primarily driven by lower demand in the US and International for routine adult vaccination due to COVID-19 vaccination programme deployment and disease circulation. In Europe, sales growth was driven by Germany and launches in the UK, Spain and Italy. Shingrix was sold in 17 countries, including 9 markets launched during 2021.

Established Vaccines
Hepatitis vaccines sales were down 20% AER, 16% CER to £460 million, adversely impacted by de-prioritisation of routine US adult vaccination, increased Hepatitis B vaccine competition and unfavourable CDC stockpile movements in the US, and by COVID-19 related travel restrictions in Europe and International.

Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) decreased 4% AER but grew 1% CER. Infanrix/Pediarix sales decreased 14% AER, 9% CER to £543 million, reflecting lower tender volume in Europe and International as well as a change in recommendation for the dosing schedule in Germany, partly offset by increased demand in the US. Boostrix sales grew 9% AER, 14% CER to £521 million, largely driven by demand recovery and tender volumes in International, as well as higher demand and share in the US.

Rotarix sales were down 3% AER but up 1% CER to £541 million, reflecting demand recovery in International.

Synflorix sales decreased by 11% AER, 8% CER to £357 million, primarily due to lower tender demand in Emerging markets.

MMRV vaccines sales were stable at AER but grew 4% CER to £260 million, largely driven by higher demand in International.

Pandemic Vaccines
Pandemic vaccines sales of £447 million included £444 million of pandemic adjuvant sales to the US and Canadian governments.

Consumer Healthcare turnover

	2021

	£m	Growth £%	Growth CER%

Oral health	2,732	(1)	5
Pain relief	2,276	3	7
Vitamins, minerals and supplements	1,512	-	4
Respiratory health	1,133	(6)	(1)
Digestive health and other	1,803	(1)	4

	9,456	(1)	4
Brands divested/under review	151	(71)	(69)

	9,607	(4)	-

US	3,179	(7)	(1)
Europe	2,468	(6)	(3)
International	3,960	(1)	4

	9,607	(4)	-

Consumer Healthcare turnover in the year of £9,607 million decreased 4% AER and was stable at CER reflecting dilution from divestments given the completion of the portfolio rationalisation at the end of Q1 2021. On a two-year CAGR sales excluding brands divested under review grew 4% overall despite the adverse impact of the COVID-19 pandemic.

Sales excluding brands divested/under review decreased 1% AER but increased 4% CER reflecting the underlying strength of brands across the portfolio and categories and continuing growth in e-commerce. Overall, sales benefited from strong growth across all categories excluding Respiratory health which was negatively impacted in Q1 2021 by the historically low cold and flu season. The decrease in cold and flu sales resulted in an approximately 1% drag on full year growth.

International sales excluding brands divested/under review grew high single digit on a CER basis with double digit growth in emerging markets including India, China, the Middle East and Africa. Excluding brands divested/under review, US sales grew low single digits but European sales were stable on a CER basis. Both regions were particularly negatively impacted by the historically low cold and flu season during Q1 2021.

Oral health
Oral health sales decreased 1% AER, but grew 5% CER to £2,732 million. Sensodyne delivered high single digit growth reflecting underlying brand strength, continued innovation and strong growth across key markets including the US, China, India and Japan. Gum health also delivered broad based high single digit growth across key markets. Denture care grew low single digits driven partly by a return to growth in Q4 2021.

Pain relief
Pain relief sales increased 3% AER, 7% CER to £2,276 million. Panadol, which benefitted from seasonal demand in the last quarter, grew double digits. Voltaren grew mid-single digits, offsetting the expected short-term decrease in the second half of the year in the US after the introduction of private label competition earlier in 2021. Excedrin delivered growth of over 40% versus a prior year decrease reflecting supply improvements.

Vitamins, minerals and supplements
Vitamins, minerals and supplements sales were stable at AER but grew 4% CER to £1,512 million building on the significant (19% CER) growth in 2020. Centrum grew mid-teens percent driven by successful innovation, improved supply capacity in the US and continued consumer focus on health and wellness. Caltrate grew mid-single digits and Emergen-C decreased high-single digits reflecting a particularly challenging 2020 comparator due to unprecedented demand during the early stages of the pandemic.

Respiratory health
Respiratory health sales decreased 6% AER, 1% CER to £1,133 million. In Q4 2021, cold and flu sales rebounded strongly and were above 2019 levels in Europe and slightly below 2019 levels in the US. For the full year, cold and flu products were down mid-single digits as the H2 2021 rebound was insufficient to offset the considerable decrease in the first quarter of 2021 which resulted from historically low demand for cold and flu products, effectively halving the global market in the period. Allergy products grew mid-single digits.

Digestive health and other
Digestive health and other brands sales decreased 1% AER but grew 4% CER to £1,803 million. Digestive health brands were up high-single digits with particularly strong growth in Tums and Eno. Skin health and Smoker’s health brands were up mid-single digits, offset partly by a decrease in small, non-strategic brands.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 34.0%, 0.3 percentage points lower at AER and 1.1 percentage points lower in CER terms compared with 2020. This primarily reflected lower write-downs in a number of manufacturing sites and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 31.4%, 1.6 percentage points higher at AER and 0.8 percentage points higher at CER compared with 2020. This primarily reflected higher pandemic sales (Xevudy) as well as higher supply chain costs in Vaccines resulting from lower demand and higher inventory adjustments and higher commodity and freight costs in Consumer Healthcare, partly offset by price benefits in Pharmaceuticals, including the benefit from prior period RAR adjustments, a further contribution from restructuring savings across all three businesses and favourable mix in Vaccines.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 32.2%, 1.4 percentage points lower at AER and 1.8 percentage points lower at CER compared with 2020. This included increased separation costs partly offset by lower restructuring charges.

Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 30.0%, 1.5 percentage points lower at AER than in 2020 and 1.8 percentage points lower on a CER basis. Adjusted SG&A costs decreased 5% AER, 1% CER which reflected the tight control of ongoing costs and reduced variable spending across all three businesses as a result of the COVID-19 lockdowns, and the continuing benefit of restructuring in Pharmaceuticals, Consumer Healthcare and support functions. The decrease also reflected a favourable legal settlement in 2021 compared to increased legal costs in 2020 as well as one-off benefits in pensions and insurance which were partly offset by the one-off benefit from restructuring of post-retirement benefits in 2020. This was partly offset by increased investment behind launches in HIV and Vaccines.

Research and development
Total R&D expenditure was £5,278 million (15.5% of turnover), up 4% AER, 7% CER, including an increase in impairments partly offset by a decrease in major restructuring charges. Adjusted R&D expenditure was £4,776 million (14.0% of turnover), 4% higher at AER, 8% higher at CER than in 2020.

Pharmaceuticals R&D expenditure was £3,578 million (20.2% of turnover), stable at AER, up 4% CER, primarily driven by increased investment in our Specialty portfolios, including the early stage research projects. Efficiency savings continued from the implementation of the One R&D programme for Pharmaceuticals and Vaccines as part of the Separation preparation restructuring programme.

The growth of the Specialty portfolio in 2021 was primarily driven by our two programmes for COVID-19 treatment (Xevudy and otilimab) along with the other otilimab programme for rheumatoid arthritis, bepirovirsen, our HBV antisense oligonucleotide and depemokimab, our anti-IL5 for asthma. This has been partly offset by reduced spend on daprodustat due to the completion of programmes. In Oncology, there is continued investment reflecting our commitment to synthetic lethality and in Blenrep, together with bintrafusp alfa, where we have accelerated close-out costs for the programme but this has been largely offset by a reduction in spend on feladilimab following the decision to terminate the programme in April.

R&D expenditure in Vaccines was £887 million (13.1% of turnover), up 29% AER, 34% CER, reflecting increased investment in clinical programmes for meningitis and RSV and investment in our mRNA platform, partly offset by efficiency savings from the implementation of the One Development programme and variable spending as a result of COVID-19 lockdowns. R&D expenditure in Consumer Healthcare was £249 million.

Royalty income
Royalty income was £419 million (2020: £318 million), up 32% AER, 32% CER, primarily driven by higher sales of Gardasil.

Other operating income/(expense)
Net other operating expenses of £476 million (2020: £1,624 million income) primarily reflected accounting charges of £1,101 million (2020: £1,234 million) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £1,026 million (2020: £1,114 million) for the contingent consideration liability due to Shionogi, as a result of the unwinding of the discount for £380 million and a charge for £646 million primarily from adjustments to sales forecasts and the settlement with Gilead (see page 11). This was partly offset by a number of asset disposals including the disposal of royalty rights on cabozantinib, the disposal of the cephalosporin business and disposal of a number of Consumer Healthcare brands and fair value uplifts on investments. 2020 included the net profit on disposal of Horlicks and other Consumer Healthcare brands of £2,815 million, partly offset by the related loss on sale of the shares in Hindustan Unilever of £476 million.

Operating profit
Total operating profit was £6,201 million compared with £7,783 million in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer brands and resultant sale of shares in Hindustan Unilever. This was partly offset by lower major restructuring costs, lower re-measurement charges on the contingent consideration liabilities and the unwind in 2020 of the fair market value uplift on inventory arising on completion of the Consumer Healthcare Joint Venture with Pfizer.

Excluding these and other Adjusting items, Adjusted operating profit was £8,806 million, 1% lower than 2020 at AER, but 9% higher at CER on a turnover increase of 5% CER. The Adjusted operating margin of 25.8% was 0.3 percentage points lower at AER, 0.9 percentage points higher on a CER basis than in 2020.

The increase in Adjusted operating profit primarily reflected the benefit from incremental pandemic sales (Xevudy and adjuvant) contributing approximately 6% AER, 7% CER to Adjusted Operating profit growth. Adjusted Operating profit also benefited from sales growth in Pharmaceuticals including the benefit from prior period RAR adjustments and tight control of ongoing costs including reduced promotional and variable spending across all three businesses as a result of the COVID-19 lockdowns, favourable legal settlements compared to increased legal costs in 2020 and benefits from continued restructuring across the business. This was partly offset by lower sales in Vaccines, primarily Shingrix, higher supply chain costs in Vaccines and Consumer Healthcare, divestments in Consumer Healthcare and increased investment in R&D across Vaccines and Pharmaceuticals.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2021 amounted to £856 million (2020: £885 million). This included cash payments made to Shionogi of £826 million (2020: £858 million).

Adjusted operating profit by business
Pharmaceuticals operating profit was £4,681 million, up 12% AER, 24% CER on a turnover increase of 10% CER. The operating margin of 26.4% was 1.9 percentage points higher at AER than in 2020 and 3.3 percentage points higher on a CER basis. This primarily reflected price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment, reduced supply chain costs, the tight control of ongoing costs, short term benefits to changes in ways of working, a favourable legal settlement in 2021 compared to increased legal costs in 2020 and the continuing benefit of restructuring. This was partly offset by support to launches in HIV and increased investment in R&D.

Vaccines operating profit was £2,256 million, down 17% AER, 11% CER on 2% turnover increase at CER. The operating margin of 33.3% was 5.6 percentage points lower at AER than in 2020 and 4.8 percentage points lower on a CER basis. This was primarily driven by higher supply chain costs resulting from higher inventory adjustments and lower demand, along with higher R&D spend to support key strategic priorities and increased SG&A investment to support business growth, partly offset by higher royalty income and pandemic adjuvant beneficial mix.

Consumer Healthcare operating profit was £2,239 million, up 1% AER, 9% CER on stable turnover at CER. The operating margin of 23.3% was 1.2 percentage points higher at AER and 2.0 percentage points higher on a CER basis than in 2020. This primarily reflected sales growth of continuing brands, price increases and favourable mix, synergy delivery from the Pfizer Joint Venture Integration and tight cost control, partially offset by the impact of divestments (1.2 percentage points), increased advertising and promotion investment, increased commodity and freight costs and investment in manufacturing sites.

Net finance costs
Total net finance costs were £756 million compared with £848 million in 2020. Adjusted net finance costs were £753 million compared with £844 million in 2020. The decrease is primarily as a result of reduced interest expense from lower debt levels, favourable movements in foreign exchange rates, a premium paid on the early repayment and refinancing of bond debt in 2020 and reduced interest on tax partly offset by lower interest income on overseas cash post-closing of the divestment of Horlicks and other Consumer Healthcare nutrition products in India and a number of other countries.

Share of after tax profits of associates and joint ventures
The share of after tax profits of associates and joint ventures was £33 million (2020: £33 million).

Loss on disposal of interests in associates
The net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of our interest in the associate Innoviva Inc.

Taxation
The charge of £346 million represented an effective tax rate on Total results of 6.4% (2020: 8.3%) and reflected the different tax effects of the various Adjusting items, including a credit of £397 million resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023). 2020 reflected the disposal of Horlicks and other Consumer brands and the subsequent disposal of shares received in Hindustan Unilever. Tax on Adjusted profit amounted to £1,415 million and represented an effective Adjusted tax rate of 17.5% (2020: 16.0%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2020. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £711 million (2020: £639 million). The increase was primarily due to an increased allocation of Consumer Healthcare Joint Venture profits of £461 million (2020: £374 million) and an increased allocation of ViiV Healthcare profits of £197 million (2020: £223 million), including reduced credits for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £1,006 million (2020: £1,031 million). The reduction in allocation primarily reflected a reduced allocation of ViiV Healthcare profits of £438 million (2020: £474 million), partly offset by higher net profits in some of the Group’s other entities with non-controlling interests. The allocation of Consumer Healthcare Joint Venture profits was £515 million (2020: £515 million).

Earnings per share
Total EPS was 87.6p compared with 115.5p in 2020. This primarily reflected an unfavourable comparison to the net profit on disposal in Q2 2020 of Horlicks and other Consumer brands partly offset by the related loss on sale of the shares in Hindustan Unilever, partly offset by a credit of £397 million to Taxation in 2021 resulting from the revaluation of deferred tax assets following enactment of an increase in the headline rate of UK corporation tax (effective 1 April 2023), lower major restructuring costs and lower re-measurement charges on the contingent consideration liabilities.

Adjusted EPS was 113.2p compared with 115.9p in 2020, down 2% AER but up 9% CER, on a 9% CER increase in Adjusted operating profit primarily reflecting incremental pandemic sales, sales increases in Pharmaceuticals, tight cost control and favourable legal settlements and lower interest costs, partly offset by lower sales in Vaccines, primarily Shingrix, higher supply chain costs in Vaccines, increased R&D investment and a higher effective tax rate. The contribution to growth from COVID-19 solutions was approximately 8% AER, 9% CER.

Currency impact on 2021 results
The results for 2021 are based on average exchange rates, principally £1/$1.38, £1/€1.16 and £1/Yen 151. Comparative exchange rates are given on page 57. The period-end exchange rates were £1/$1.35, £1/€1.19 and £1/Yen 155.

In 2021, turnover remained stable at AER, but was up 5% CER. Total EPS was 87.6p compared with 115.5p in 2020. Adjusted EPS was 113.2p compared with 115.9p in 2020, down 2% AER but up 9% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US Dollar as well as the Japanese Yen and Euro. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the negative currency impact of eleven percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for 2021 and 2020 are set out below.

Year ended 31 December 2021

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	34,114							34,114
Cost of sales	(11,603)	701	(33)	154	28	27		(10,726)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	22,511	701	(33)	154	28	27		23,388

Selling, general and administration	(10,975)			426	25	17	282	(10,225)
Research and development	(5,278)	101	355	46				(4,776)
Royalty income	419							419
Other operating income/(expense)	(476)				1,106	(662)	32	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	6,201	802	322	626	1,159	(618)	314	8,806

Net finance costs	(756)			2		1		(753)
Loss on disposal of interest in associates	(36)					36		-
Share of after tax profits of associates and joint ventures	33							33
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	5,442	802	322	628	1,159	(581)	314	8,086

Taxation	(346)	(159)	(81)	(114)	(196)	(470)	(49)	(1,415)
Tax rate %	6.4%							17.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	5,096	643	241	514	963	(1,051)	265	6,671
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	711				295			1,006

Profit attributable to shareholders	4,385	643	241	514	668	(1,051)	265	5,665
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	87.6p	12.9p	4.8p	10.3p	13.3p	(21.0)p	5.3p	113.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	5,003							5,003
	––––––––––––							––––––––––––

Year ended 31 December 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	34,099							34,099
Cost of sales	(11,704)	699	31	667	116			(10,191)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	22,395	699	31	667	116			23,908

Selling, general and administration	(11,456)	1	18	659	(23)	16	68	(10,717)
Research and development	(5,098)	75	214	206				(4,603)
Royalty income	318							318
Other operating income/(expense)	1,624				1,215	(2,839)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	7,783	775	263	1,532	1,308	(2,823)	68	8,906

Net finance costs	(848)			2		2		(844)
Share of after tax profits of associates and joint ventures	33							33
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	6,968	775	263	1,534	1,308	(2,821)	68	8,095

Taxation	(580)	(150)	(47)	(292)	(229)	17	(14)	(1,295)
Tax rate %	8.3%							16.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	6,388	625	216	1,242	1,079	(2,804)	54	6,800
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	639				392			1,031

Profit attributable to shareholders	5,749	625	216	1,242	687	(2,804)	54	5,769
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	115.5p	12.6p	4.4p	25.0p	13.8p	(56.5)p	1.1p	115.9p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,976							4,976
	––––––––––––							––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in 2021 were £626 million (2020: £1,532 million), analysed as follows:

	2021			2020

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	18	9	27	105	210	315
Consumer Healthcare Joint Venture integration programme	173	11	184	298	28	326
Separation Preparation restructuring programme	371	59	430	625	216	841
Combined restructuring and integration programme	8	(23)	(15)	39	11	50

	570	56	626	1,067	465	1,532

Cash charges of £371 million under the Separation Preparation programme primarily arose from restructuring of some administrative and central manufacturing functions as well as commercial pharmaceuticals and R&D functions. The non-cash charges of £59 million primarily reflected write-down of assets in administrative locations and R&D sites.

Cash charges of £173 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs. The non-cash credit in the Combined restructuring and integration programme primarily reflected a write back on disposal of a site.

Total cash payments made in 2021 were £753 million (2020: £737 million), £434 million (2020: £152 million) relating to the Separation Preparation restructuring programme, a further £176 million (2020: £291 million) relating to the Consumer Healthcare Joint Venture integration programme, £95 million (2020: £179 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £48 million (2020: £115 million) for the existing Combined restructuring and integration programme.

	2021 £m	2020 £m

Pharmaceuticals	233	671
Vaccines	(40)	214
Consumer Healthcare	196	374

	389	1,259
Corporate & central functions	237	273

Total Major restructuring costs	626	1,532

The analysis of Major restructuring charges by Income statement line was as follows:

	2021 £m	2020 £m

Cost of sales	154	667
Selling, general and administration	426	659
Research and development	46	206
Other operating income/(expense)	-	-

Total Major restructuring costs	626	1,532

The benefit in the year from restructuring programmes was £0.7 billion, the benefit from the Separation Preparation restructuring programme was £0.3 billion, the benefit from the Consumer Healthcare Joint Venture integration was £0.2 billion and the benefit from the 2018 Restructuring programme was £0.2 billion.

The 2018 major restructuring programme, including Tesaro, has cost £1.5 billion to the end of 2021, with cash costs of £0.6 billion and non-cash costs of £0.9 billion, and has delivered annual savings of around £0.5 billion by the end of 2021 (at 2019 rates). These savings were fully re-invested to help fund targeted increases in R&D and commercial support of new products. The programme is substantially complete and therefore GSK will cease external reporting of total costs and benefits of the 2018 major restructuring programme from 2022 onwards.

The completion of the Consumer Healthcare Joint Venture with Pfizer has realised substantial cost synergies and has largely delivered the expected total annual cost savings of £0.5 billion by 2021. The cash costs are expected to be £0.7 billion and non-cash charges expected to be £0.1 billion, plus additional capital expenditure of £0.2 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

The Group initiated in Q1 2020 a two-year Separation Preparation programme to prepare for the separation of GSK into two companies: new GSK, a biopharma company with an R&D approach focused on science related to the immune system, the use of genetics and new technologies, and a new leader in Consumer Healthcare. The programme aims to:

●	Drive a common approach to R&D with improved capital allocation
●	Align and improve the capabilities and efficiency of global support functions to support new GSK
●	Further optimise the supply chain and product portfolio, including the divestment of non-core assets. A strategic review of prescription dermatology is underway
●	Prepare Consumer Healthcare to operate as a standalone company

The programme continues to target delivery of £0.8 billion of annual savings by 2022 and £1.0 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs. The proceeds of divestments have largely covered the cash costs of the programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,159 million (2020: £1,308 million). This included a net £1,101 million accounting charge for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2021 £m	2020 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	1,026	1,114
ViiV Healthcare put options and Pfizer preferential dividends	48	(52)
Contingent consideration on former Novartis Vaccines business	27	172
Release of fair value uplift on acquired Pfizer inventory	-	91
Other adjustments	58	(17)

Total transaction-related charges	1,159	1,308

The £1,026 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, as a result of the unwind of the discount for £380 million and a charge of £646 million primarily from adjustments to sales forecasts and the settlement with Gilead as well as updated exchange rate assumptions. The £48 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option as a result of the settlement with Gilead, offset by lower cash and updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 31 December 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of the liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items also included gains from a number of asset disposals, including the disposal of royalty rights on cabozantinib, disposal of the cephalosporins business and disposal of a number of Consumer Healthcare brands, fair value gains on investments and certain other Adjusting items, including the impact of the enactment of the increase in the headline rate of UK Corporate tax as discussed on page 11. The Consumer Healthcare brands disposal programme is complete and has delivered net proceeds of £1.1 billion. In 2021 the net loss on disposal of interests in associates was £36 million, primarily driven by a loss on disposal of the interest in the associate Innoviva Inc. A charge of £26 million (2020: £7 million) was recorded for significant legal matters arising in the period. Significant legal cash payments were £5 million (2020: £9 million). Included within Divestments, significant legal and other items, is a deferred tax credit of £157 million arising on the transfer of intellectual property within the group during the quarter. This deferred tax credit arises due to differences between group value and the market value of the assets transferred.

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for establishment of the Consumer Healthcare business as an independent entity (“Separation costs”). Total Separation costs incurred in 2021 were £314 million (2020: £68 million). This includes £38 million relating to transaction costs including preparatory admission costs (costs relating to achieve a listing).

Total separation costs are estimated to be £600-700 million, excluding transaction costs.

Financial performance – Q4 2021

Total results

The Total results for the Group are set out below.

	Q4 2021 £m	Q4 2020 £m	Growth £%	Growth CER%

Turnover	9,527	8,739	9	13

Cost of sales	(3,680)	(3,171)	16	19

Gross profit	5,847	5,568	5	10

Selling, general and administration	(3,260)	(3,162)	3	6
Research and development	(1,448)	(1,470)	(2)	1
Royalty income	135	91	48	46
Other operating (expenses)/income	(379)	34

Operating profit	895	1,061	(16)	1

Finance income	4	5
Finance expense	(191)	(239)
Share of after tax losses of associates and joint ventures	(2)	(6)

Profit before taxation	706	821	(14)	8

Taxation	224	18
Tax rate %	(31.7)%	(2.2)%

Profit after taxation	930	839	11	30

Profit attributable to non-controlling interests	181	162
Profit attributable to shareholders	749	677

	930	839	11	30

Earnings per share	15.0p	13.6p	10	31

Adjusted results The Adjusted results for the Group are set out below. Reconciliations between Total results and Adjusted results for Q4 2021 and Q4 2020 are set out on pages 38 and 39.

	Q4 2021

	£m	% of turnover	Growth £%	Reported growth CER%

Turnover	9,527	100	9	13

Cost of sales	(3,496)	36.7	25	28
Selling, general and administration	(2,908)	30.5	(1)	2
Research and development	(1,365)	14.3	5	7
Royalty income	135	1.4	48	46

Adjusted operating profit	1,893	19.9	4	15

Adjusted profit before tax	1,705		8	20
Adjusted profit after tax	1,528		13	25
Adjusted profit attributable to shareholders	1,280		10	23

Adjusted earnings per share	25.6p		9	22

Operating profit by business	Q4 2021

	£m	% of turnover	Growth £%	Reported growth CER%

Pharmaceuticals	2,035	39.0	9	17
Pharmaceuticals R&D*	(1,007)		(2)	-

Total Pharmaceuticals	1,028	19.7	21	37
Vaccines	403	22.3	(42)	(43)
Consumer Healthcare	558	22.3	45	56

	1,989	20.9	3	12
Corporate & other unallocated costs	(96)

Adjusted operating profit	1,893	19.9	4	15

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the Chief Scientific Officer and President, R&D. It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.

Turnover

Pharmaceuticals turnover

	Q4 2021

	£m	Growth £%	Growth CER%

Respiratory	786	15	20
HIV	1,260	(1)	3
Immuno-inflammation	247	20	23
Oncology	132	15	18
Pandemic	828	-	-

New and Specialty	3,253	43	49
Established Pharmaceuticals	1,968	(6)	(2)

	5,221	20	25

US	2,675	36	40
Europe	1,068	1	6
International	1,478	11	17

	5,221	20	25

Pharmaceuticals turnover in the quarter was £5,221 million, up 20% AER, 25% CER, driven by strong growth in New and Specialty products, partly offset by a decrease in the Established Products portfolio. Sales of Xevudy of £828 million contributed approximately 20 percentage points to total Pharmaceuticals growth in the quarter.

New and Specialty sales of £3,253 million grew 43% AER, 49% CER, with ongoing growth from Respiratory, up 15% AER, 20% CER, to £786 million. Oncology and Immuno-Inflammation therapy areas continued to show double digit sales growth, while HIV sales were down 1% AER but up 3% CER. Excluding the impact of Xevudy sales, New and Specialty products grew 7% AER and 10% CER.

Sales of Established Pharmaceuticals decreased 6% AER, 2% CER to £1,968 million, including the impact of the divestment of GSK’s cephalosporin products effective from the start of the quarter, plus the benefit of a favourable prior period RAR adjustment.

In the US, sales grew 36% AER, 40% CER including an order for Xevudy delivered in the quarter, contributing approximately 30 percentage points to total growth. Continued strong performance of Trelegy, Benlysta and Dovato drove growth of New and Specialty products in the Region. Established Products grew 6% AER, 8% CER, with the impact of generic competition partly offset by strong demand for Established Respiratory products in the COVID-19 environment, and a favourable prior period RAR adjustment.

In Europe, sales grew 1% AER, 6% CER, with double digit growth of Trelegy, Nucala, Benlysta and Zejula. Dovato sales grew 66% AER, 75% CER in the quarter. Sales of Xevudy contributed approximately 6 percentage points to total growth. The Established Pharmaceuticals portfolio decreased 14% AER, 10% CER, impacted by generic competition including Seretide, Duodart and Volibris and the divestment of cephalosporin products.

International sales grew 11% AER, 17% CER, including £174 million sales of Xevudy, which contributed approximately 13 percentage points to total growth. Continued underlying growth of New and Specialty products was driven by Respiratory, HIV, Oncology and Benlysta. Established Pharmaceuticals decreased 8% AER, 2% CER, with Established Respiratory down 11% AER, 6% CER on Seretide decline.

Respiratory
Total Respiratory sales of £786 million were up 15% AER, 20% CER, with growth from Trelegy and Nucala in all regions. International Respiratory sales grew 31% AER, 42% CER including Nucala, up 22% AER, 36% CER, and Trelegy up 72% AER, 86% CER. In Europe, Respiratory grew 7% AER, 11% CER with double digit CER growth of Trelegy and Nucala. In the US, Respiratory grew 15% AER, 17% CER, driven by Trelegy up 54% AER, 58% CER in the quarter.

Sales of Nucala were £311 million in the quarter and grew 7% AER, 11% CER, with consistent, strong growth across all three regions. US sales were up 3% AER, 5% CER to £189 million including the impact of the nasal polyps indication launch in the previous quarter. International sales of £55 million grew 22% AER, 36% CER including strong growth of at home application in Japan. Europe sales of £67 million grew 6% AER, 11% CER.

Trelegy sales were up 48% AER, 53% CER to £352 million. In the US, sales growth of 54% AER, 58% CER includes the asthma indication approved and launched in Q3 2020. In Europe, sales grew 13% AER, 17% CER and in International, where Trelegy asthma was approved in Japan in Q4 2020, sales grew 72% AER, 86% CER to £50 million.

HIV
HIV sales were £1,260 million with a decrease of 1% AER but growth of 3% CER in the quarter. CER growth was driven by new products Dovato, Cabenuva, Rukobia and Juluca.

Triumeq sales were £476 million, down 18% AER, 15% CER and Tivicay sales were £321 million, down 12% AER, 10% CER. New HIV products Juluca, Dovato, Rukobia and Cabenuva delivered sales of £432 million representing 34% of the total HIV portfolio (23% in 2020). Sales of the two drug regimens Juluca and Dovato were £143 million and £254 million respectively with combined growth of 42% AER, 47% CER. Rukobia sales were £15 million. Cabenuva, the first long acting injectable, recorded quarterly sales of £20 million.

In the US, total sales of £803 million were stable at AER, but grew 2% CER. New HIV products delivered sales of £283 million, including: Dovato £142 million with growth of 80% AER, 85% CER, Juluca £110 million with growth of 2% AER, 5% CER, Rukobia £14 million and Cabenuva £17 million. Combined Tivicay and Triumeq sales were £508 million declining 15% AER, 13% CER. In Europe, total sales were £318 million with 3% decrease AER, but up 2% CER. New HIV products delivered sales of £126 million, including: Dovato £93 million with growth of 66% AER, 75% CER and Juluca £30 million with growth of 7% AER, 11% CER. Combined Tivicay and Triumeq sales were £181 million a decrease of 22% AER, 18% CER.

Immuno-inflammation
Immuno-inflammation sales of £247 million grew 20% AER, 23% CER with Benlysta sales up 19% AER, 22% CER to £244 million in the quarter, benefitting from lupus nephritis launches in US and Japan in H2 2020.

Oncology
Sales of Zejula, the PARP inhibitor treatment for ovarian cancer were £108 million in the quarter, up 21% AER, 24% CER impacted by ongoing lower diagnosis rates due to the COVID-19 pandemic, particularly in the US. Sales included £51 million in the US and £45 million in Europe.

Blenrep for the treatment of patients with relapsed or refractory multiple myeloma was approved and launched in the US and Europe in Q3 2020 and reported sales of £22 million in the quarter.

Pandemic Sales
Sales of Xevudy were £828 million in the quarter, up from £114 million in the third quarter. This reflected the ongoing fulfilment of contracts across the world and most significantly the US, which reported sales of £586 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,968 million, down 6% AER, 2% CER.

Established Respiratory products decreased 2% AER but grew 2% CER to £1,075 million, including the benefit of a prior period adjustment in the quarter. This product category continues to experience generic competition to products including Advair/Seretide and Ventolin, but with some flattening of the generic decline including Xyzal in Japan.

The remainder of the Established Pharmaceuticals portfolio decreased by 11% AER, 6% CER to £893 million with ongoing generic impacts on products including Volibris in Europe and Lamictal in the US, and approximately 2 percentage points impact from the divestment of GSK’s cephalosporin products at the start of the quarter.

Vaccines turnover

	Q4 2021

	£m	Growth £%	Growth CER%

Meningitis	194	(29)	(27)
Influenza	244	(3)	-
Shingles	597	(7)	(4)
Established Vaccines	682	(19)	(16)

	1,717	(15)	(12)
Pandemic Vaccines	92	-	-

Total Vaccines	1,809	(10)	(7)

US	849	(22)	(20)
Europe	452	7	12
International	508	1	6

	1,809	(10)	(7)

Vaccines turnover in the quarter decreased 10% AER, 7% CER to £1,809 million, primarily driven by lower Meningitis vaccines sales associated with the return to a normal US back-to-school season, lower DTPa-containing vaccines sales due to unfavourable CDC purchasing patterns in the US and lower Shingrix sales resulting from the negative impact of COVID-19 vaccination programme deployment and disease circulation, partly offset by pandemic adjuvant sales.

Vaccines turnover excluding pandemic vaccines decreased 15% AER, 12% CER to £1,717 million.

Meningitis
Meningitis sales were down by 29% AER, 27% CER to £194 million. Bexsero sales decreased 20% AER, 17% CER to £127 million and Menveo sales decreased 42% AER, 42% CER to £48 million primarily driven by the return to a normal US back-to-school vaccination season focused in Q3 2021 compared with an elongated pattern in 2020 when COVID-19 related transition to virtual schooling spread demand into Q4 2021. Menveo sales also reflect lower demand in International.

Influenza
Fluarix/FluLaval sales were down 3% AER, stable at CER to £244 million as a result of higher expected US returns associated with less influenza disease circulation and vaccination resulting from COVID-19 mitigations, offset by late season sales and increased supply in Europe.

Shingles
Shingrix decreased 7% AER, 4% CER to £597 million driven by lower demand resulting from de-prioritisation related to COVID-19 vaccination and containment measures in the US and International, partially offset by demand recovery post COVID-19 mass vaccination in Germany and new launches in Europe. Favourable US prior period RAR movements reduced the Shingrix decrease by approximately 2 percentage points.

Established Vaccines
Established vaccines decreased 19% AER, 16% CER driven primarily by lower US sales of Infanrix/Pediarix, Hepatitis vaccines, Boostrix and Rotarix.

Sales of DTPa-containing vaccines (Infanrix/Pediarix and Boostrix) were down 23% AER, 21% CER. Infanrix/Pediarix sales decreased 33% AER, 31% CER to £115 million, reflecting lower CDC purchasing patterns in the US, lower tender volume and a change in recommendation for the German dosing schedule in Europe. Boostrix sales decreased 9% AER, 6% CER to £114 million driven by de-prioritisation of routine adult vaccination and lower CDC purchasing patterns in the US, partially offset by higher tender volume in International.

Hepatitis vaccines sales were down 19% AER, 17% CER to £113 million, largely driven by de-prioritisation of US routine adult vaccination together with increased Hepatitis B vaccine competition in the US.

Rotarix sales were down 4% AER but grew 1% CER reflecting higher tender volume in International, partially offset by unfavourable CDC purchasing patterns in the US.

Synflorix sales decreased 1% AER but grew 4% CER to £92 million, primarily due to higher demand in International and Europe, partially offset by lower demand in Emerging Markets.

MMRV vaccines sales decreased 31% AER, 26% CER to £54 million, driven by supply constraints and lower demand in International.

Pandemic Vaccines
£92 million of pandemic adjuvant sales was recorded primarily reflecting contracted volumes to the Canadian government.

Consumer Healthcare turnover

	Q4 2021

	£m	Growth £%	Growth CER%

Oral health	672	(1)	4
Pain relief	580	7	11
Vitamins, minerals and supplements	398	3	6
Respiratory health	352	34	40
Digestive health and other	463	8	11

	2,465	7	11
Brands divested/under review	32	(48)	(44)

	2,497	6	10

US	902	9	12
Europe	612	(1)	4
International	983	7	12

	2,497	6	10

Consumer Healthcare sales increased 6% AER,10% CER to £2,497 million in the quarter.

Sales excluding brands divested/under review increased 7% AER, 11% CER with strong growth across the whole portfolio but particularly Respiratory health which rebounded from the historically low cold and flu season in both Q4 2020 and Q1 2021.

International sales grew double digits on a CER basis with double digit growth in emerging markets such as China and the Middle East and Africa. European growth was driven by a particularly strong rebound of cold and flu product sales ahead of pre-pandemic levels in 2019. US growth was strong across all categories helped by further improved capacity in Pain relief and Vitamins, minerals and supplements allowing retailer restocking and a particularly strong rebound of Respiratory health with cold and flu purchases slightly behind 2019 levels.

Oral health
Oral health sales decreased 1% AER but grew 4% CER to £672 million. Sensodyne delivered mid-single digit growth reflecting underlying brand strength, with the US growing mid-single digits despite the advance purchasing in Q3 2021 ahead of price increases. Gum health continued to deliver high-single digit growth. Denture care grew mid-single digits.

Pain relief
Pain relief sales increased 7% AER, 11% CER to £580 million. Advil and Panadol delivered high-teens percent growth; Advil benefitting from improved capacity in the US allowing retailer restocking, Panadol benefitting from seasonal demand and both helped by a favourable Q4 2020 comparator. Excedrin grew by mid-twenties percent reflecting supply improvements. Voltaren grew by low single digit as growth outside of the US offset the expected short term US decrease following the introduction of private label competition.

Vitamins, minerals and supplements
Vitamins, minerals and supplements sales increased by 3% AER, 6% CER to £398 million, building on the significant growth (17% CER) in Q4 2020 and demonstrating that consumers are continuing to prioritise their health and wellbeing. Centrum grew by mid-twenties percent, helped by further improved capacity in the US that allowed retailer restocking and despite a challenging Q4 2020 comparator. Caltrate sales were down low single digits and Emergen-C decreased double digits.

Respiratory health
Respiratory health sales increased by 34% AER, 40% CER to £352 million driven by a return of more typical seasonal cold and flu demand and helped by a favourable prior year comparator. Cold and flu sales rebounded strongly, growing over 40%, and were above 2019 levels in Europe and slightly below 2019 levels in the US.

Digestive health and other
Digestive health and other brands sales increased by 8% AER,11% CER at £463 million. Skin health and Digestive health both grew by high-single digits. Smokers health grew by high teens percent helped by favourable stocking patterns following the introduction of new packaging in the quarter.

Operating performance

Cost of sales
Total cost of sales as a percentage of turnover was 38.6%, 2.3 percentage points higher at AER and 1.8 percentage points higher in CER terms compared with Q4 2020. This included a reduction in write-downs in manufacturing sites.

Excluding these and other Adjusting items, Adjusted cost of sales as a percentage of turnover was 36.7%, 4.7 percentage points higher at AER and 4.2 percentage points higher at CER compared with Q4 2020. This primarily reflected higher pandemic sales from Xevudy in the quarter as well as higher supply chain costs resulting from lower demand and higher inventory adjustments in Vaccines, partly offset by price benefits in Pharmaceuticals, including the benefit from a prior period RAR adjustment.

Selling, general and administration
Total SG&A costs as a percentage of turnover were 34.2%, 2.0 percentage points lower at AER and 2.5 percentage points lower CER compared with Q4 2020. This included an increase in separation costs and significant legal costs.

Excluding Adjusting items, Adjusted SG&A costs as a percentage of turnover were 30.5%, 2.9 percentage points lower at AER than in Q4 2020 and 3.4 percentage points lower on a CER basis. Adjusted SG&A costs decreased 1% AER but increased 2% CER which reflected increased investment for launches in Pharmaceuticals and Vaccines partly offset by reduced costs for legal settlements, one-off benefits in pensions and insurance continued tight control of ongoing costs and the continuing benefit of restructuring in Consumer Healthcare and support functions.

Research and development
Total R&D expenditure was £1,448 million (15.2% of turnover), down 2% AER, and up 1% CER, including an reduction in restructuring costs. Adjusted R&D expenditure was £1,365 million (14.3% of turnover), 5% higher at AER, 7% higher at CER than in Q4 2020.

Pharmaceuticals R&D expenditure was £1,041 million (19.9% of turnover), stable at AER, up 2% CER, reflecting steady progression of the portfolio offset by reduction in spend in bintrafusp alfa, feladilimab and daprodustat. Efficiency savings continue from the implementation of our One R&D programme for Pharmaceuticals and Vaccines as part of the Separation preparation restructuring programme.

In the Specialty portfolio, investment has been stable, with increased investment in the early-stage Research programmes (including IL18 and CCL17) and in depemokimab, our anti-IL5 for asthma. This has been offset by reduced spend on daprodustat due to completion of programmes. In Oncology, there has been increased investment in Blenrep, NY-ESO and cobolimab however these increases were offset by a reduction in spend on feladilimab following the decision to terminate the programme in April and bintrafusp alfa programme closure.

R&D expenditure in Vaccines was £230 million (12.7% of turnover), up 29% AER, 35% CER, reflecting increased investment in clinical programmes for meningitis, RSV and investment in our mRNA platform, partly offset by efficiency savings from the implementation of the One Development programme. R&D expenditure in Consumer Healthcare was £81 million.

Royalty income
Royalty income was £135 million (Q4 2020: £91 million), up 48% AER and up 46% at CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating income/(expense)
Net other operating expense of £379 million (Q4 2020: £34 million) primarily reflected accounting charges of £612 million (Q4 2020: £2 million credit) arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This included a re-measurement charge of £528 million (Q4 2020: £3 million credit) for the contingent consideration liability due to Shionogi, as a result of the unwinding of the discount for £101 million and a charge for £427 million primarily from the settlement with Gilead and adjustments to sales forecasts partly offset by updated exchange rate assumptions. This was partly offset by a number of asset disposals including the profit on disposal of the cephalosporins business.

Operating profit
Total operating profit was £895 million in Q4 2021 compared with £1,061 million in Q4 2020. This reflected higher re-measurement charges on the contingent consideration liabilities partly offset by lower restructuring and higher profit on disposal of assets.

Excluding these and other Adjusting items, Adjusted operating profit was £1,893 million, 4% higher than Q4 2020 at AER, 15% higher at CER on a turnover increase of 13% CER. The Adjusted operating margin of 19.9% was 0.9 percentage points lower at AER, and 0.2 percentage points higher on a CER basis than in Q4 2020.

The increase in Adjusted operating profit primarily reflected leverage from £920 million of pandemic sales (Xevudy £828 million, Pandemic adjuvant £92 million) as well as strong growth in New and Specialty Products and a favourable prior period RAR adjustment in Pharmaceuticals, reduced costs for legal settlements continued tight control of ongoing costs and benefits from continued restructuring across the business. This was partly offset by increased investment in R&D, increased investment behind launches and higher supply chain costs resulting from lower demand and higher inventory adjustments in Vaccines. The contribution to growth from COVID-19 solutions was approximately 12% AER, 15% CER.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in Q4 2021 amounted to £225 million (Q4 2020: £221 million). This included cash payments made to Shionogi of £211 million (Q4 2020: £210 million).

Adjusted operating profit by business
Pharmaceuticals operating profit was £1,028 million, up 21% AER, 37% CER on a turnover increase of 25% CER. The operating margin of 19.7% was 0.2 percentage points higher at AER than in Q4 2020 and 1.9 percentage points higher on a CER basis. This primarily reflected strong growth in New and Specialty products and a favourable prior period RAR adjustment as well as continued tight control of ongoing costs and benefits from continued restructuring. This was partly offset by reduced costs for legal settlements and increased investment behind launches.

Vaccines operating profit was £403 million, 42% lower than Q4 2020 at AER, and 43% lower at CER on a turnover decrease of 7% CER. The operating margin of 22.3% was 12.1 percentage points lower at AER than in Q4 2020 and 13.2 percentage points lower on a CER basis. This was primarily driven by negative operating leverage from the sales decrease, higher supply chain costs resulting from lower demand and higher inventory adjustments, higher SG&A investment behind key brands and higher R&D spend to support key strategic priorities. This was partly offset by higher royalty income.

Consumer Healthcare operating profit was £558 million, up 45% AER but up 56% CER on a turnover increase of 10% CER. The operating margin of 22.3% was 6.0 percentage point higher at AER and 6.9 percentage points higher on a CER basis than in Q4 2020. The margin increase at CER reflected leverage from volume growth and price increases, incremental synergy benefits from the Pfizer Joint Venture and the one-time benefit from legal settlements offset by incremental supply chain costs, including commodities and freight.

Net finance costs
Total net finance costs were £187 million compared with £234 million in Q4 2020. Adjusted net finance costs were £186 million compared with £233 million in Q4 2020. The decrease primarily reflected a premium paid on the early repayment and refinancing of bond debt in Q4 2020, reduced interest on tax, increased swap interest income on foreign currency hedges and favourable movements in foreign exchange rates.

Share of after tax profits of associates and joint ventures
The share of after tax losses of associates and joint ventures was £2 million (Q4 2020: £6 million).

Taxation
The credit of £224 million represented an effective tax rate on Total results of (31.7)% (Q4 2020: (2.2)%) and reflected the different tax effects of the various Adjusting items including a further credit adjustment of £72 million resulting from the revaluation of deferred tax assets following enactment of the proposed change of UK corporation tax rate from 19% to 25% (effective 1 April 2023). Tax on Adjusted profit amounted to £177 million and represented an effective Adjusted tax rate of 10.4% (Q4 2020: 13.9%).

Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2020. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Non-controlling interests
The allocation of Total earnings to non-controlling interests amounted to £181 million (Q4 2020: £162 million). The increase was primarily due to an increased allocation of Consumer Healthcare Joint Venture profits of £180 million (Q4 2020: £64 million) offset by a reduced allocation of ViiV Healthcare losses of £8 million (Q4 2020: £97 million profits), including increased credits for re-measurement of contingent consideration liabilities.

The allocation of Adjusted earnings to non-controlling interests amounted to £248 million (Q4 2020: £195 million). The increase in allocation primarily reflected an increased allocation of Consumer Healthcare Joint Venture profits of £132 million (Q4 2020: £91 million) and an increased allocation of ViiV Healthcare profits of £107 million (Q4 2020: £103 million).

Earnings per share
Total EPS was 15.0p, compared with 13.6p in Q4 2020. This primarily reflected lower restructuring and higher disposal income partly offset by higher re-measurement charges.

Adjusted EPS was 25.6p compared with 23.3p in Q4 2020, up 9% AER and 22% CER, on a 15% CER increase in Adjusted operating profit reflecting positive leverage from Xevudy sales in the quarter and lower interest costs partly offset by a higher non-controlling interest allocation of Consumer Healthcare profits. The contribution to growth from COVID-19 solutions was approximately 17% AER, 20% CER.

Currency impact on Q4 2021 results
The results for Q4 2021 are based on average exchange rates, principally £1/$1.36, £1/€1.18 and £1/Yen 154. Comparative exchange rates are given on page 57. The period-end exchange rates were £1/$1.35, £1/€1.19 and £1/Yen 155.

In the quarter, turnover increased 9% AER, 13% CER. Total EPS was 15.0p compared with 13.6p in Q4 2020. Adjusted EPS was 25.6p compared with 23.3p in Q4 2020, up 9% AER and 22% CER. The adverse currency impact primarily reflected the strengthening in Sterling, particularly against the US dollar as well as Euro and Japanese Yen. Exchange gains or losses on the settlement of intercompany transactions had a one percentage point, negative currency impact of 13 percentage points on Adjusted EPS.

Adjusting items The reconciliations between Total results and Adjusted results for Q4 2021 and Q4 2020 are set out below.

Three months ended 31 December 2021

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	9,527							9,527
Cost of sales	(3,680)	179	(37)	35	7			(3,496)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,847	179	(37)	35	7			6,031

Selling, general and administration	(3,260)			215	25	14	98	(2,908)
Research and development	(1,448)	25	64	(4)		(2)		(1,365)
Royalty income	135							135
Other operating income/(expense)	(379)			1	591	(245)	32	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	895	204	27	247	623	(233)	130	1,893

Net finance costs	(187)			1				(186)
Share of after tax losses of associates and joint ventures	(2)							(2)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	706	204	27	248	623	(233)	130	1,705

Taxation	224	(49)	(11)	(33)	(95)	(201)	(12)	(177)
Tax rate %	(31.7)%							10.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	930	155	16	215	528	(434)	118	1,528
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	181				67			248

Profit attributable to shareholders	749	155	16	215	461	(434)	118	1,280
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	15.0p	3.1p	0.3p	4.3p	9.3p	(8.7)p	2.3p	25.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	5,008							5,008
	––––––––––––							––––––––––––

Three months ended 31 December 2020

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Separation costs £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,739							8,739
Cost of sales	(3,171)	170	3	199	7			(2,792)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,568	170	3	199	7			5,947

Selling, general and administration	(3,162)	1	1	211	2	(2)	25	(2,924)
Research and development	(1,470)	25	38	110				(1,297)
Royalty income	91							91
Other operating income/(expense)	34				(8)	(26)		-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,061	196	42	520	1	(28)	25	1,817

Net finance costs	(234)					1		(233)
Share of after tax losses of associates and joint ventures	(6)							(6)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	821	196	42	520	1	(27)	25	1,578

Taxation	18	(40)	(8)	(51)	(43)	(90)	(6)	(220)
Tax rate %	(2.2)%							13.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	839	156	34	469	(42)	(117)	19	1,358
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	162				33			195

Profit attributable to shareholders	677	156	34	469	(75)	(117)	19	1,163
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	13.6p	3.2p	0.7p	9.3p	(1.5)p	(2.4)p	0.4p	23.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,981							4,981
	––––––––––––							––––––––––––

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Total Major restructuring charges incurred in Q4 2021 were £247 million (Q4 2020: £520 million), analysed as follows:

	Q4 2021			Q4 2020

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

2018 major restructuring programme (incl. Tesaro)	10	(1)	9	30	15	45
Consumer Healthcare Joint Venture integration programme	67	7	74	53	4	57
Separation Preparation restructuring programme	119	41	160	273	104	377
Combined restructuring and integration programme	3	1	4	26	15	41

	199	48	247	382	138	520

Cash charges of £119 million under the Separation Preparation programme primarily arose from restructuring of some administrative functions and office locations as well as commercial pharmaceuticals and R&D functions. Non-cash charge of £41 million primarily related to write-down of assets in administrative locations and R&D sites.

Cash charges of £67 million on the Consumer Healthcare Joint Venture programme primarily related to severance and integration costs.

Total cash payments made in Q4 2021 were £181 million (Q4 2020: £194 million), £112 million (Q4 2020: £71 million) relating to the Separation Preparation restructuring programme, a further £35 million (Q4 2020: £67 million) relating to the Consumer Healthcare Joint Venture integration programme, £25 million (Q4 2020: £34 million) under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters and £9 million (Q4 2020: £22 million) for the existing Combined restructuring and integration programme.

The analysis of Major restructuring charges by business was as follows:

	Q4 2021 £m	Q4 2020 £m

Pharmaceuticals	87	309
Vaccines	(10)	11
Consumer Healthcare	76	71

	153	391
Corporate & central functions	94	129

Total Major restructuring costs	247	520

The analysis of Major restructuring charges by Income statement line was as follows:

	Q4 2021 £m	Q4 2020 £m

Cost of sales	35	199
Selling, general and administration	215	211
Research and development	(4)	110
Other operating income	1	-

Total Major restructuring costs	247	520

The benefit in the quarter from restructuring programmes was £0.3 billion, with contributions from the Separation Preparation restructuring programme (£0.1 billion), Consumer Healthcare Joint Venture integration and the 2018 major restructuring programme.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £623 million (Q4 2020: £1 million). This included a net accounting charge of £612 million (Q4 2020: £2 million credit) for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q4 2021 £m	Q4 2020 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint venture (including Shionogi preferential dividends)	528	(3)
ViiV Healthcare put options and Pfizer preferential dividends	101	(10)
Contingent consideration on former Novartis Vaccines business	(17)	11
Other adjustments	11	3

Total transaction-related charges	623	1

The £528 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of the unwind of the discount for £101 million and a charge of £427 million primarily from the settlement with Gilead and updated sales forecasts partly offset by updated exchange rate assumptions. The £101 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option following the settlement with Gilead offset by updated exchange rate assumptions.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. The potential impact of the COVID-19 pandemic remains uncertain and at 31 December 2021, it has been assumed that there will be no significant impact on the long-term value of the liability. This position remains under review and the amount of liability will be updated in future quarters as further information on the impact of the pandemic becomes available. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 11.

Divestments, significant legal charges and other items
Divestments and other items included a number of asset disposals including the profit on disposal of the cephalosporins business and certain other Adjusting items. There was a charge of £37 million (Q4 2020: £1 million) for significant legal matters arising in the quarter. Significant legal cash payments were £1 million (Q4 2020: £2 million). Included within Divestments, significant legal and other items, is a deferred tax credit of £157 million arising on the transfer of intellectual property within the group during the quarter. This deferred tax credit arises due to differences between group value and the market value of the assets transferred.

Separation costs
From Q2 2020, the Group started to report additional costs to prepare for Consumer Healthcare separation. Separation costs incurred in the quarter were £130 million (Q4 2020: £25 million) including preparatory admission costs of £38 million.

Cash generation

Cash flow

	2021	2020	Q4 2021

Net cash inflow from operating activities (£m)	7,952	8,441	3,767
Free cash flow* (£m)	4,437	5,406	2,901
Free cash flow growth (%)	(18)%	7%	(7)%
Free cash flow conversion* (%)	101%	94%	387%
Net debt** (£m)	19,838	20,780	19,838

*	Free cash flow and free cash flow conversion are defined on page 61.
**	Net debt is analysed on page 60.

2021
The net cash inflow from operating activities for the year was £7,952 million (2020: £8,441 million). The decrease primarily reflected adverse exchange impacts, increased trade receivables, adverse timing of RAR and increased separation costs, partly offset by improved adjusted operating profit at CER and reduced tax payments including tax on disposals.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £826 million (2020: £858 million), of which £721 million was recognised in cash flows from operating activities and £105 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow was £4,437 million for the year (2020: £5,406 million). The decrease primarily reflected adverse exchange impacts, increased trade receivables, adverse timing of RAR, increased purchases of intangible assets and reduced proceeds from intangible assets. This was partly offset by improved adjusted operating profit at CER, reduced tax payments including tax on disposals and lower dividends to non-controlling interests.

Q4 2021
The net cash inflow from operating activities for the quarter was £3,767 million (Q4 2020: £3,855 million). The reduction primarily reflected adverse exchange impacts and a lower seasonal reduction in trade receivables in the quarter and phasing of tax payments partly offset by improved adjusted operating profit at CER and favourable timing of RAR.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £211 million (Q4 2020: £210 million), of which £184 million was recognised in cash flows from operating activities and £27 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash inflow was £2,901 million for the quarter (Q4 2020: £3,106 million). The reduction primarily reflected adverse exchange impacts and a lower seasonal reduction in trade receivables in the quarter, phasing of tax payments and lower proceeds from intangible assets, partly offset by improved adjusted operating profit at CER, favourable timing of RAR and lower purchases of intangible assets.

Net debt
At 31 December 2021, net debt was £19.8 billion, compared with £20.8 billion at 31 December 2020, comprising gross debt of £24.1 billion and cash and liquid investments of £4.3 billion. Net debt reduced due to £4.4 billion free cash flow and £0.5 billion proceeds from investments, including £0.3 billion proceeds from the Innoviva disposal and £0.3 billion of net favourable exchange impacts from the translation of non-Sterling denominated debt and exchange on other financing items partly offset by the dividends paid to shareholders of £4.0 billion and additional investments of £0.2 billion.

At 31 December 2021, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3.6 billion with loans of £4.0 billion repayable in the subsequent year.

Returns to shareholders

Quarterly dividends

The Board has declared a fourth interim dividend for 2021 of 23 pence per share (Q4 2020: 23 pence per share).

On 23 June 2021, at the new GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for new GSK and new Consumer Healthcare remain unchanged.

GSK expects to declare a 27p per share dividend payable by the current group for the first half. This comprises 22 pence per share for new GSK and 5 pence per share representing Consumer Healthcare during the first half whilst part of the group. For the second half of 2022, new GSK continues to expect to declare a 22p per share dividend. As previously communicated, new GSK would expect to declare a dividend of 45 pence per share for 2023.

Following separation, the dividend policy for the new Consumer Healthcare company will be the responsibility of its Board of Directors and is expected to be guided by a 30 to 50 per cent pay-out ratio. On this basis, we now expect a second-half dividend from the new Consumer Healthcare company equivalent to a payout of around 3 pence per share, subject to its Board’s decisions on the intra-year phasing of dividend payments. This expected distribution per share for the second half of the year has been adjusted from that highlighted at the GSK Investor Update in June 2021 to reflect the total number of shares (up to circa 9.25 billion shares) in the new Consumer Healthcare company that are expected to be in issue upon demerger. In June 2021 the planning assumption for the Investor Update reflected only the GSK shares in issue at that time (circa 5 billion shares).

In aggregate, this would represent on the full year 2022 basis the equivalent of a Group dividend of around 52p per share. Dividends payable by Consumer Healthcare will only be receivable by shareholders who remain invested in Consumer Healthcare post-separation and at the appropriate record dates.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 4 April 2022. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 24 February 2022, with a record date of 25 February 2022 and a payment date of 7 April 2022.

	Paid/ payable	Pence per share	£m

2021
First interim	8 July 2021	19	951
Second interim	7 October 2021	19	951
Third interim	13 January 2022	19	952
Fourth interim	7 April 2022	23	1,152

		80	4,006

2020
First interim	9 July 2020	19	946
Second interim	8 October 2020	19	946
Third interim	14 January 2021	19	946
Fourth interim	8 April 2021	23	1,151

		80	3,989

Weighted average number of shares
	2021 millions	2020 millions

Weighted average number of shares – basic	5,003	4,976
Dilutive effect of share options and share awards	62	62

Weighted average number of shares – diluted	5,065	5,038

Weighted average number of shares
	Q4 2021 millions	Q4 2020 millions

Weighted average number of shares – basic	5,008	4,981
Dilutive effect of share options and share awards	86	61

Weighted average number of shares – diluted	5,094	5,042

At 31 December 2021, 5,009 million shares (2020: 4,981 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). GSK made no share repurchases during the period. The company issued 1.8 million shares under employee share schemes in the year for proceeds of £21 million (2020: £29 million).

At 31 December 2021, the ESOP Trust held 22.8 million GSK shares against the future exercise of share options and share awards. The carrying value of £28 million has been deducted from other reserves. The market value of these shares was £373 million.

At 31 December 2021, the company held 355.2 million Treasury shares at a cost of £4,969 million, which has been deducted from retained earnings.

Financial information

Income statements

	2021 £m	2020 £m	Q4 2021 £m	Q4 2020 £m

TURNOVER	34,114	34,099	9,527	8,739

Cost of sales	(11,603)	(11,704)	(3,680)	(3,171)

Gross profit	22,511	22,395	5,847	5,568

Selling, general and administration	(10,975)	(11,456)	(3,260)	(3,162)
Research and development	(5,278)	(5,098)	(1,448)	(1,470)
Royalty income	419	318	135	91
Other operating (expense)/income	(476)	1,624	(379)	34

OPERATING PROFIT	6,201	7,783	895	1,061

Finance income	28	44	4	5
Finance expense	(784)	(892)	(191)	(239)
Share of after tax profits/(losses) of associates and joint ventures	33	33	(2)	(6)
Loss on disposal of interest in associates	(36)	-	-	-

PROFIT BEFORE TAXATION	5,442	6,968	706	821

Taxation	(346)	(580)	224	18
Tax rate %	6.4%	8.3%	(31.7)%	(2.2)%

PROFIT AFTER TAXATION	5,096	6,388	930	839

Profit attributable to non-controlling interests	711	639	181	162
Profit attributable to shareholders	4,385	5,749	749	677

	5,096	6,388	930	839

EARNINGS PER SHARE	87.6p	115.5p	15.0p	13.6p

Diluted earnings per share	86.6p	114.1p	14.7p	13.4p

Statement of comprehensive income

	2021 £m	2020 £m	Q4 2021 £m	Q4 2020 £m

Profit for the year	5,096	6,388	930	839

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(290)	(59)	(181)	(248)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	25	36	35	-
Fair value movements on cash flow hedges	5	(19)	9	4
Reclassification of cash flow hedges to income statement	12	54	1	1
Deferred tax on fair value movements on cash flow hedges	(8)	(18)	(7)	(16)

	(256)	(6)	(143)	(259)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(20)	(34)	(19)	(64)
Fair value movements on equity investments	(910)	1,348	(615)	635
Tax on fair value movements on equity investments	131	(220)	33	(104)
Re-measurement losses on defined benefit plans	941	(187)	607	195
Tax on re-measurement losses on defined benefit plans	(223)	69	(158)	(9)

	(81)	976	(152)	653

Other comprehensive (expense)/income for the year	(337)	970	(295)	394

Total comprehensive income for the year	4,759	7,358	635	1,233

Total comprehensive income for the year attributable to:
Shareholders	4,068	6,753	473	1,135
Non-controlling interests	691	605	162	98

	4,759	7,358	635	1,233

Pharmaceuticals turnover – year ended 31 December 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	2,863	21	28	1,822	23	30	606	11	13	435	33	42
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Anoro Ellipta	504	(8)	(3)	278	(15)	(9)	149	5	8	77	(1)	3
Trelegy Ellipta	1,217	49	57	854	52	62	200	19	21	163	81	92
Nucala	1,142	15	22	690	15	23	257	8	11	195	23	34

HIV	4,777	(2)	3	2,898	(4)	3	1,194	(2)	1	685	4	11
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	4,567	(3)	2	2,774	(6)	-	1,151	(1)	1	642	7	14
Tivicay	1,381	(10)	(4)	763	(12)	(7)	286	(22)	(20)	332	15	24
Triumeq	1,882	(18)	(14)	1,190	(18)	(13)	452	(20)	(18)	240	(15)	(12)
Juluca	517	4	10	393	2	8	111	14	18	13	18	27
Dovato	787	>100	>100	428	87	99	302	>100	>100	57	>100	>100

Rukobia	45	>100	>100	43	>100	>100	2	>100	>100	-	-	-
Cabenuva	38	>100	>100	32	-	-	5	-	-	1	>100	>(100)
Other	127	(22)	(18)	49	(8)	(4)	36	(28)	(26)	42	(30)	(23)

Immuno- inflammation	885	22	29	727	19	26	68	21	25	90	53	63
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	874	22	29	727	19	26	68	21	25	79	55	67

Oncology	489	31	37	274	19	26	195	43	46	20	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	395	17	22	212	3	10	163	27	30	20	>100	>100
Blenrep	89	>100	>100	61	>100	>100	28	>100	>100	-	-	-
Jemperli	5	>100	>100	2	-	-	3	>100	>100	-	-	-

Pandemic	958	-	-	602	-	-	69	-	-	287	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Xevudy	958	-	-	602	-	-	69	-	-	287	-	-

New and Specialty Pharmaceuticals	9,972	20	26	6,323	19	26	2,132	9	12	1,517	45	54

Established Pharmaceuticals	7,757	(11)	(6)	2,119	-	6	1,802	(16)	(14)	3,836	(14)	(8)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	4,327	(7)	(2)	1,788	7	13	995	(12)	(10)	1,544	(16)	(10)
Arnuity Ellipta	47	4	11	40	8	16	-	-	-	7	(12)	(13)
Avamys/Veramyst	298	-	7	-	-	-	65	(2)	2	233	1	8
Flixotide/Flovent	444	6	12	275	50	60	69	(14)	(11)	100	(36)	(32)
Incruse Ellipta	205	(7)	(3)	109	(7)	(2)	70	(5)	(3)	26	(10)	(7)
Relvar/Breo Ellipta	1,121	-	5	488	3	9	334	4	6	299	(9)	(2)
Seretide/Advair	1,357	(12)	(7)	486	12	19	322	(28)	(27)	549	(16)	(11)
Ventolin	718	(9)	(4)	390	(9)	(3)	108	(7)	(5)	220	(8)	(3)
Other Respiratory	137	(36)	(31)	-	-	-	27	-	-	110	(41)	(36)

Dermatology	399	(6)	(1)	(1)	>(100)	>(100)	131	(6)	(4)	269	(5)	2
Augmentin	426	(13)	(7)	-	-	-	124	(14)	(12)	302	(12)	(4)
Avodart	332	(29)	(25)	1	(80)	(80)	118	(25)	(23)	213	(30)	(25)
Imigran/Imitrex	105	(11)	(8)	29	(31)	(31)	51	-	2	25	-	8
Lamictal	478	(11)	(6)	232	(14)	(9)	112	(7)	(5)	134	(9)	(3)
Seroxat/Paxil	128	(12)	(6)	-	-	-	35	(5)	(5)	93	(15)	(6)
Valtrex	92	(11)	(5)	11	(27)	(20)	33	3	3	48	(14)	(5)
Other	1,470	(18)	(13)	59	(46)	(40)	203	(39)	(37)	1,208	(11)	(5)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	17,729	4	10	8,442	13	21	3,934	(4)	(2)	5,353	(3)	4
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – three months ended 31 December 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Respiratory	786	15	20	500	15	17	160	7	11	126	31	42
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Anoro Ellipta	123	(19)	(17)	63	(30)	(29)	39	-	5	21	(5)	(5)
Trelegy Ellipta	352	48	53	248	54	58	54	13	17	50	72	86
Nucala	311	7	11	189	3	5	67	6	11	55	22	36

HIV	1,260	(1)	3	803	-	2	318	(3)	2	139	2	7
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Dolutegravir products	1,194	(3)	1	760	(3)	(1)	304	(3)	1	130	5	10
Tivicay	321	(12)	(10)	200	(13)	(10)	71	(19)	(16)	50	4	6
Triumeq	476	(18)	(15)	308	(17)	(15)	110	(23)	(20)	58	(13)	(7)
Juluca	143	3	6	110	2	5	30	7	11	3	-	33
Dovato	254	80	87	142	80	85	93	66	75	19	>100	>100

Rukobia	15	88	87	14	75	75	1	>100	>100	-	-	-
Cabenuva	20	>100	>100	17	-	-	2	-	-	1	>100	>100
Other	31	(11)	(8)	12	9	-	11	(8)	-	8	(33)	(24)

Immuno- inflammation	247	20	23	203	16	19	18	20	27	26	62	69
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Benlysta	244	19	22	203	16	19	18	20	27	23	53	60

Oncology	132	15	18	68	(9)	(7)	52	41	46	12	>100	>100
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Zejula	108	21	24	51	(6)	(4)	45	41	47	12	>100	>100
Blenrep	22	(12)	(8)	17	(15)	(10)	6	20	20	(1)	>(100)	>(100)
Jemperli	2	>100	>100	1	-	-	1	>100	>100	-	-	-

Pandemic	828	-	-	586	-	-	68	-	-	174	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Xevudy	828	-	-	586	-	-	68	-	-	174	-	-

New and Specialty Pharmaceuticals	3,253	43	49	2,160	45	50	616	16	21	477	90	>100

Established Pharmaceuticals	1,968	(6)	(2)	515	6	8	452	(14)	(10)	1,001	(8)	(2)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Established Respiratory	1,075	(2)	2	427	14	16	255	(8)	(4)	393	(11)	(6)
Arnuity Ellipta	13	(7)	-	12	9	9	-	-	-	1	(67)	(33)
Avamys/Veramyst	71	1	7	-	-	-	15	-	13	56	2	5
Flixotide/Flovent	107	23	25	56	65	65	22	10	15	29	(12)	(9)
Incruse Ellipta	49	2	4	27	29	24	16	(16)	(11)	6	(25)	(13)
Relvar/Breo Ellipta	280	2	6	117	9	10	86	2	7	77	(7)	-
Seretide/Advair	335	(5)	(1)	120	64	68	78	(26)	(23)	137	(21)	(17)
Ventolin	184	(13)	(10)	96	(23)	(22)	31	7	10	57	-	4
Other Respiratory	36	(3)	8	(1)	>(100)	(100)	7	17	17	30	3	14

Dermatology	101	(7)	(2)	(1)	>(100)	>(100)	31	(14)	(11)	71	(3)	4
Augmentin	130	13	22	-	-	-	38	3	8	92	18	28
Avodart	79	(18)	(11)	-	>(100)	>(100)	29	(15)	(9)	50	(18)	(11)
Imigran/Imitrex	26	(4)	-	6	-	(17)	14	-	-	6	(14)	14
Lamictal	122	(13)	(10)	62	(15)	(14)	27	(10)	(7)	33	(11)	(5)
Seroxat/Paxil	32	(11)	(3)	-	-	-	9	(10)	(10)	23	(12)	-
Valtrex	24	(8)	-	3	(25)	-	8	-	-	13	(7)	-
Other	379	(17)	(12)	18	(33)	(26)	41	(49)	(44)	320	(8)	(3)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	5,221	20	25	2,675	36	40	1,068	1	6	1,478	11	17
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – year ended 31 December 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	961	(7)	(2)	453	5	11	354	(1)	2	154	(36)	(30)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	650	-	5	253	(3)	3	328	1	4	69	5	20
Menveo	272	3	9	200	16	23	21	(19)	(15)	51	(23)	(18)
Other	39	(66)	(65)	-	-	-	5	(17)	(17)	34	(69)	(68)

Influenza	679	(7)	(2)	456	(15)	(9)	101	3	6	122	22	28
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	679	(7)	(2)	456	(15)	(9)	101	3	6	122	22	28

Shingles	1,721	(13)	(9)	1,344	(20)	(15)	281	51	54	96	(25)	(23)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	1,721	(13)	(9)	1,344	(20)	(15)	281	51	54	96	(25)	(23)

Established Vaccines	2,970	(8)	(4)	977	(7)	(1)	700	(13)	(10)	1,293	(6)	(3)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	543	(14)	(9)	303	(3)	4	116	(33)	(32)	124	(14)	(10)
Boostrix	521	9	14	270	5	12	140	-	2	111	41	44

Hepatitis	460	(20)	(16)	269	(19)	(14)	109	(22)	(21)	82	(20)	(17)

Rotarix	541	(3)	1	111	(10)	(4)	118	(1)	2	312	(2)	3

Synflorix	357	(11)	(8)	-	-	-	45	(15)	(13)	312	(11)	(7)

Priorix, Priorix Tetra, Varilrix	260	-	4	-	-	-	125	(1)	2	135	-	5
Cervarix	138	(1)	-	-	-	-	25	(17)	(17)	113	4	5
Other	150	(21)	(19)	24	(20)	(13)	22	16	26	104	(26)	(26)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines excluding pandemic vaccines	6,331	(9)	(5)	3,230	(13)	(7)	1,436	-	2	1,665	(10)	(6)

Pandemic vaccines	447	-	-	242	-	-	-	-	-	205	-	-
Pandemic adjuvant	444	-	-	242	-	-	-	-	-	202	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Total Vaccines	6,778	(3)	2	3,472	(6)	-	1,436	-	2	1,870	1	5
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – three months ended 31 December 2021

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Meningitis	194	(29)	(27)	63	(43)	(45)	86	(5)	(1)	45	(38)	(33)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Bexsero	127	(20)	(17)	35	(42)	(45)	77	(6)	(1)	15	(12)	6
Menveo	48	(42)	(42)	28	(44)	(44)	8	-	-	12	(52)	(52)
Other	19	(41)	(37)	-	-	-	1	-	-	18	(42)	(39)

Influenza	244	(3)	-	130	(16)	(14)	78	20	23	36	9	15
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Fluarix, FluLaval	244	(3)	-	130	(16)	(14)	78	20	23	36	9	15

Shingles	597	(7)	(4)	451	(13)	(10)	116	68	74	30	(46)	(43)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Shingrix	597	(7)	(4)	451	(13)	(10)	116	68	74	30	(46)	(43)

Established Vaccines	682	(19)	(16)	203	(33)	(32)	172	(13)	(8)	307	(10)	(6)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Infanrix, Pediarix	115	(33)	(31)	58	(42)	(43)	25	(34)	(29)	32	(6)	-
Boostrix	114	(9)	(6)	55	(21)	(20)	32	(11)	(8)	27	42	47

Hepatitis	113	(19)	(17)	62	(27)	(27)	33	14	17	18	(28)	(20)

Rotarix	142	(4)	1	27	(31)	(31)	32	3	10	83	6	14

Synflorix	92	(1)	4	-	-	-	13	18	18	79	(4)	2

Priorix, Priorix Tetra, Varilrix	54	(31)	(26)	-	-	-	28	(10)	-	26	(45)	(43)
Cervarix	23	(48)	(45)	-	-	-	3	(81)	(81)	20	(29)	(25)
Other	29	(31)	(33)	1	(86)	(57)	6	20	40	22	(27)	(40)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines excluding pandemic vaccines	1,717	(15)	(12)	847	(22)	(20)	452	7	12	418	(17)	(13)

Pandemic vaccines	92	-	-	2	-	-	-	-	-	90	-	-
Pandemic adjuvant	92	-	-	2	-	-	-	-	-	90	-	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Total Vaccines	1,809	(10)	(7)	849	(22)	(20)	452	7	12	508	1	6
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	31 December 2021 £m	31 December 2020 £m
ASSETS
Non-current assets
Property, plant and equipment	9,932	10,176
Right of use assets	740	830
Goodwill	10,552	10,597
Other intangible assets	30,079	29,824
Investments in associates and joint ventures	88	364
Other investments	2,126	3,060
Deferred tax assets	5,218	4,287
Derivative financial instruments	18	5
Other non-current assets	1,676	1,041

Total non-current assets	60,429	60,184

Current assets
Inventories	5,783	5,996
Current tax recoverable	486	671
Trade and other receivables	7,860	6,952
Derivative financial instruments	188	152
Liquid investments	61	78
Cash and cash equivalents	4,274	6,292
Assets held for sale	22	106

Total current assets	18,674	20,247

TOTAL ASSETS	79,103	80,431

LIABILITIES
Current liabilities
Short-term borrowings	(3,601)	(3,725)
Contingent consideration liabilities	(958)	(765)
Trade and other payables	(17,554)	(15,840)
Derivative financial instruments	(227)	(221)
Current tax payable	(489)	(545)
Short-term provisions	(841)	(1,052)

Total current liabilities	(23,670)	(22,148)

Non-current liabilities
Long-term borrowings	(20,572)	(23,425)
Corporation tax payable	(180)	(176)
Deferred tax liabilities	(3,556)	(3,600)
Pensions and other post-employment benefits	(3,113)	(3,650)
Other provisions	(630)	(707)
Derivative financial instruments	(1)	(10)
Contingent consideration liabilities	(5,118)	(5,104)
Other non-current liabilities	(921)	(803)

Total non-current liabilities	(34,091)	(37,475)

TOTAL LIABILITIES	(57,761)	(59,623)

NET ASSETS	21,342	20,808

EQUITY
Share capital	1,347	1,346
Share premium account	3,301	3,281
Retained earnings	7,944	6,755
Other reserves	2,463	3,205

Shareholders’ equity	15,055	14,587

Non-controlling interests	6,287	6,221

TOTAL EQUITY	21,342	20,808

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2021	1,346	3,281	6,755	3,205	14,587	6,221	20,808

Profit for the year			4,385		4,385	711	5,096
Other comprehensive (expense)/income for the year			454	(771)	(317)	(20)	(337)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the year			4,839	(771)	4,068	691	4,759
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(642)	(642)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(3,999)		(3,999)		(3,999)
Shares issued	1	20			21		21
Realised after tax profits on disposal of equity investments			132	(132)			-
Share of associates and joint ventures realised profits on disposal of equity investments			7	(7)			-
Write-down on shares held by ESOP Trusts			(168)	168			-
Share-based incentive plans			367		367		367
Transactions with non-controlling interests						10	10
Tax on share-based incentive plans			11		11		11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2021	1,347	3,301	7,944	2,463	15,055	6,287	21,342
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2020	1,346	3,174	4,530	2,355	11,405	6,952	18,357

Profit for the year			5,749		5,749	639	6,388
Other comprehensive (expense)/income for the year			(133)	1,137	1,004	(34)	970
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the year			5,616	1,137	6,753	605	7,358
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(1,208)	(1,208)
Contributions from non-controlling interests						3	3
Changes to non-controlling interests						(131)	(131)
Dividends to shareholders			(3,977)		(3,977)		(3,977)
Shares issued		29			29		29
Realised after tax profits on disposal of equity investments			163	(163)			-
Share of associates and joint ventures realised profits on disposal of equity investments			44	(44)			-
Shares acquired by ESOP Trusts		78	531	(609)			-
Write-down on shares held by ESOP Trusts			(529)	529			-
Share-based incentive plans			381		381		381
Tax on share-based incentive plans			(4)		(4)		(4)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2020	1,346	3,281	6,755	3,205	14,587	6,221	20,808
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – year ended 31 December 2021

	2021 £m	2020 £m

Profit after tax	5,096	6,388
Tax on profits	346	580
Share of after tax profits of associates and joint ventures	(33)	(33)
Loss on disposal of interest in associates	36	-
Net finance expense	756	848
Depreciation, amortisation and other adjusting items	2,524	624
(Decrease)/increase in working capital	(473)	120
Contingent consideration paid	(742)	(765)
Increase in other net liabilities (excluding contingent consideration paid)	1,733	2,334

Cash generated from operations	9,243	10,096
Taxation paid	(1,291)	(1,655)

Net cash inflow from operating activities	7,952	8,441

Cash flow from investing activities
Purchase of property, plant and equipment	(1,172)	(1,226)
Proceeds from sale of property, plant and equipment	143	68
Purchase of intangible assets	(1,759)	(1,013)
Proceeds from sale of intangible assets	772	1,255
Purchase of equity investments	(162)	(411)
Proceeds from sale of equity investments	202	3,269
Purchase of businesses, net of cash acquired	-	15
Contingent consideration paid	(114)	(120)
Disposal of businesses	(17)	259
Investment in associates and joint ventures	(1)	(4)
Interest received	27	39
(Increase)/decrease in liquid investments	18	(1)
Dividends from associates and joint ventures	9	31
Proceeds from disposal of associates and joint ventures	277	-

Net cash (outflow)/inflow from investing activities	(1,777)	2,161

Cash flow from financing activities
Issue of share capital	21	29
Increase in long-term loans	-	3,298
Repayment of short-term loans	(1,995)	(7,305)
Repayment of lease liabilities	(215)	(227)
Interest paid	(786)	(864)
Dividends paid to shareholders	(3,999)	(3,977)
Distributions to non-controlling interests	(642)	(1,208)
Contributions from non-controlling interests	7	3
Other financing items	20	119

Net cash outflow from financing activities	(7,589)	(10,132)

(Decrease)/increase in cash and bank overdrafts in the year	(1,414)	470

Cash and bank overdrafts at beginning of the year	5,262	4,831
Exchange adjustments	(29)	(39)
(Decrease)/increase in cash and bank overdrafts	(1,414)	470

Cash and bank overdrafts at end of the year	3,819	5,262

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,274	6,292

	4,274	6,292
Overdrafts	(455)	(1,030)

	3,819	5,262

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the GLT are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the Chief Scientific Officer and President, R&D and is reported as a separate segment. The operating profit of this segment excludes the ViiV Healthcare operating profit (including R&D expenditure) that is reported within the Pharmaceuticals segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated turnover and costs include the results of certain Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

Turnover by segment

	2021 £m	2020 £m	Growth £%	Growth CER%

Pharmaceuticals	17,729	17,056	4	10
Vaccines	6,778	6,982	(3)	2
Consumer Healthcare	9,607	10,033	(4)	-

	34,114	34,071	-	5
Corporate and other unallocated turnover	-	28	(100)	(100)

Total turnover	34,114	34,099	-	5

Operating profit by segment

	2021 £m	2020 £m	Growth £%	Growth CER%

Pharmaceuticals	8,170	7,723	6	15
Pharmaceuticals R&D	(3,489)	(3,538)	(1)	3

Pharmaceuticals including R&D	4,681	4,185	12	24
Vaccines	2,256	2,713	(17)	(11)
Consumer Healthcare	2,239	2,213	1	9

Segment profit	9,176	9,111	1	10
Corporate and other unallocated costs	(370)	(205)

Adjusted operating profit	8,806	8,906	(1)	9
Adjusting items	(2,605)	(1,123)

Total operating profit	6,201	7,783	(20)	(9)

Finance income	28	44
Finance costs	(784)	(892)
Share of after tax profits of associates and joint ventures	33	33
Loss on disposal of interest in associates	(36)	-

Profit before taxation	5,442	6,968	(22)	(10)

Turnover by segment

	Q4 2021 £m	Q4 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	5,221	4,366	20	25
Vaccines	1,809	2,012	(10)	(7)
Consumer Healthcare	2,497	2,360	6	10

	9,527	8,738	9	13
Corporate and other unallocated turnover	-	1

Total turnover	9,527	8,739	9	13

Operating profit by segment

	Q4 2021 £m	Q4 2020 £m	Growth £%	Growth CER%

Pharmaceuticals	2,035	1,874	9	17
Pharmaceuticals R&D	(1,007)	(1,023)	(2)	-

Pharmaceuticals including R&D	1,028	851	21	37
Vaccines	403	691	(42)	(43)
Consumer Healthcare	558	385	45	56

Segment profit	1,989	1,927	3	12
Corporate and other unallocated costs	(96)	(110)

Adjusted operating profit	1,893	1,817	4	15
Adjusting items	(998)	(756)

Total operating profit	895	1,061	(16)	1

Finance income	4	5
Finance costs	(191)	(239)
Share of after tax (losses)/profits of associates and joint ventures	(2)	(6)

Profit before taxation	706	821	(14)	8

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2020. At 31 December 2021, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 22 was £0.2 billion (31 December 2020: £0.3 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the date of the Annual Report 2020 are as follows:

ViiV Healthcare, the global specialist HIV company majority-owned by GSK, with Pfizer Inc. and Shionogi & Co. Limited as shareholders, has agreed to settle the global patent infringement litigation between GSK, Shionogi and Gilead Sciences, Inc. (Gilead) concerning ViiV Healthcare’s patents relating to dolutegravir, an antiretroviral medication used, together with other medicines, to treat human immunodeficiency virus (HIV).

Under the terms of the global settlement and licensing agreement, Gilead will make an upfront payment of $1.25 billion to ViiV Healthcare which is expected in the first quarter of 2022. In addition, Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare’s U.S. Patent No. 8,129,385 on 5 October 2027. Gilead’s obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.

As a result of the settlement, patent infringement cases in the US, UK, France, Ireland, Germany, Japan, Korea, Australia, and Canada will be discontinued.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year-end and three months ended 31 December 2021, and should be read in conjunction with the Annual Report 2020, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2020.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2020.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2020 were published in the Annual Report 2020, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

COVID-19 pandemic
The potential impact of the COVID-19 pandemic on GSK’s trading performance and all our principal risks has been assessed with mitigation plans put in place. In 2021, as anticipated, the pandemic impacted Group performance primarily in demand for Vaccines and reflected the prioritisation of COVID-19 vaccination programmes by governments’, including social distancing rules resulting from COVID-19 that affected customers’ ability and willingness to access vaccination services across all regions. We continue to remain confident in the underlying demand for our Vaccines and are encouraged by the rate at which COVID-19 vaccinations and boosters are being administered in many countries, which provides support for healthcare systems and the eventual return to normal. This continues to be a dynamic situation, with the future severity, duration and impact unknown at this point including potential impacts on trading results, clinical trials, supply continuity, and our employees. The situation could change at any time and there can be no assurance that the COVID-19 pandemic will not have a material adverse impact on the future results of the Group.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2021	2020	Q4 2021	Q4 2020

Average rates:
US$/£	1.38	1.29	1.36	1.33
Euro/£	1.16	1.13	1.18	1.11
Yen/£	151	137	154	138

Period-end rates:
US$/£	1.35	1.36	1.35	1.36
Euro/£	1.19	1.11	1.19	1.11
Yen/£	155	141	155	141

During Q4 2021 average Sterling exchange rates were stronger against the US Dollar, the Yen and the Euro compared with the same period in 2020. During the year ended 31 December 2021, average Sterling exchange rates were stronger against the US Dollar, the Yen and the Euro compared with the same period in 2020. Period-end Sterling exchange rates were stronger against the Euro and the Yen and weaker against the US Dollar compared with the 2020 period-end rates.

Net assets
The book value of net assets increased by £534 million from £20,808 million at 31 December 2020 to £21,342 million at 31 December 2021. This primarily reflected the Total profit for the period, the re-measurement gains on the defined benefit plans, increases in deferred tax, other non-current assets and trade receivables. These were partially offset by the decrease in fair value of equity investments, increase in trade and other payables and the dividends paid during the period.

The carrying value of investments in associates and joint ventures at 31 December 2021 was £88 million (31 December 2020: £364 million), with a market value of £88 million (31 December 2020: £364 million). During 2021, the Group sold all of its shares in Innoviva Inc back to Innoviva for £277 million.

At 31 December 2021, the net deficit on the Group’s pension plans was £1,129 million compared with £2,104 million at 31 December 2020. The decrease in the net deficit primarily relate to higher assets value, increase in the rates used to discount UK pension liabilities from 1.4% to 2.0%, and US pension liabilities from 2.3% to 2.7%, partly offset by an increase in the UK inflation rate from 2.8% to 3.2%.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,008 million (31 December 2020: £960 million).

Contingent consideration amounted to £6,076 million at 31 December 2021 (31 December 2020: £5,869 million), of which £5,559 million (31 December 2020: £5,359 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £479 million (31 December 2020: £477 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2021, £937 million (31 December 2020: £745 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

2021	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the year	5,359	5,869
Re-measurement through income statement	1,026	1,063
Cash payments: operating cash flows	(721)	(742)
Cash payments: investing activities	(105)	(114)

Contingent consideration at end of the year	5,559	6,076

2020	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the year	5,103	5,479
Re-measurement through income statement	1,114	1,275
Cash payments: operating cash flows	(751)	(765)
Cash payments: investing activities	(107)	(120)

Contingent consideration at end of the year	5,359	5,869

The liabilities for the Pfizer put option and the contingent consideration at 31 December 2021 have been calculated based on the period-end exchange rates, primarily US$1.35/£1 and €1.19/£1. Sensitivity analyses for the Pfizer put option and each of the largest contingent consideration liabilities are set out below.

Increase/(decrease) in liability	ViiV Healthcare put option £m	Shionogi- ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m

10% increase in sales forecasts*	89	506	61
10% decrease in sales forecasts*	(89)	(506)	(57)
1% (100 basis points) increase in discount rate	(30)	(198)	(38)
1% (100 basis points) decrease in discount rate	34	213	45
10 cent appreciation of US Dollar	55	343	1
10 cent depreciation of US Dollar	(47)	(299)	(4)
10 cent appreciation of Euro	26	102	28
10 cent depreciation of Euro	(22)	(85)	(27)

*	The sales forecast is for ViiV Healthcare sales only in respect of the ViiV Healthcare put option and the Shionogi-ViiV Healthcare contingent consideration.

Contingent liabilities
There were contingent liabilities at 31 December 2021 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 56.

Post Balance Sheet Events
On 1 February 2022, ViiV Healthcare reached agreement with Gilead to settle the global patent infringement litigation relating to the commercialisation of Gilead’s Biktarvy. Under the terms of the global settlement agreement and patent license agreement, Gilead will make an upfront payment of $1.25 billion to ViiV Healthcare. Gilead will also pay a 3% royalty on all future US sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US. These royalties will be payable by Gilead to ViiV Healthcare from 1 February 2022 until the expiry of ViiV Healthcare’s US Patent No. 8,129,385 on 5 October 2027. Gilead’s obligation to pay royalties does not extend into any period of regulatory paediatric exclusivity, if awarded.

The impact of the settlement in Q1 2022 will be to record the upfront payment of $1.25 billion received in other operating income in Total results and Adjusting items. Royalties receivable from 1 February 2022 on sales of Biktarvy and in respect of the bictegravir component of any other future bictegravir-containing products sold in the US will be recorded in royalty income in Total and Adjusted results. The upfront is a contingent asset at the balance sheet date. This is a post balance sheet event the income from which does not adjust the Group’s financial statements at 31 December 2021 as the receipt was not virtually certain at the balance sheet date.

Both the settlement and the future royalty income increase the fair value of the CCL to Shionogi and the Pfizer put option. This increase in carrying value has been reflected in GSK’s 2021 full-year and fourth quarter 2021 results, and the associated charges are recorded within Adjusting items.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed.

In the cash flow statement, cash inflows from the upfront payment and future royalty income as well as the resultant incremental contingent consideration liability cash outflows will be recorded in cash generated from operations. The resulting increased dividends to Shionogi and Pfizer will be included within financing cashflows. All values are pre-taxation.

Reconciliation of cash flow to movements in net debt

	2021 £m	2020 £m

Net debt at beginning of the year	(20,780)	(25,215)

(Decrease)/increase in cash and bank overdrafts	(1,414)	470
(Decrease)/increase in liquid investments	(18)	1
Net decrease in short-term loans	1,995	7,305
Increase in long-term loans	-	(3,298)
Repayment of lease liabilities	215	227
Exchange adjustments	314	(135)
Other non-cash movements	(150)	(135)

Decrease in net debt	942	4,435

Net debt at end of the year	(19,838)	(20,780)

Net debt analysis

	2021 £m	2020 £m

Liquid investments	61	78
Cash and cash equivalents	4,274	6,292
Short-term borrowings	(3,601)	(3,725)
Long-term borrowings	(20,572)	(23,425)

Net debt at end of the period	(19,838)	(20,780)

Free cash flow reconciliation

	2021 £m	2020 £m	Q4 2021 £m

Net cash inflow from operating activities	7,952	8,441	3,767
Purchase of property, plant and equipment	(1,172)	(1,226)	(453)
Proceeds from sale of property, plant and equipment	143	68	18
Purchase of intangible assets	(1,759)	(1,013)	(179)
Proceeds from disposals of intangible assets	772	1,255	283
Net finance costs	(759)	(825)	(297)
Dividends from joint ventures and associates	9	31	-
Contingent consideration paid (reported in investing activities)	(114)	(120)	(31)
Distributions to non-controlling interests	(642)	(1,208)	(207)
Contributions from non-controlling interests	7	3	-

Free cash flow	4,437	5,406	2,901

Reporting definitions

Total and Adjusted results
Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 10 and other non-IFRS measures are defined below.

Free cash flow
Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 60.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Pro-forma growth
The acquisition of the Pfizer consumer healthcare business completed on 31 July 2019 and so GSK’s reported results for 2020 included twelve months of results of the former Pfizer consumer healthcare business from 1 January 2020.

The Group has presented in this Results Announcement reference to pro-forma growth rates at CER in 2020 for sales excluding brands divested/under review for Consumer Healthcare and sales for certain categories of consumer healthcare products taking account of this transaction. Pro-forma growth rates for the year are calculated comparing reported results for 2020, calculated applying the exchange rates used in the comparative period, with the results for 2019 adjusted to include the equivalent seven months of results of the former Pfizer consumer healthcare business during 2019, as consolidated (in US$) and included in Pfizer’s US GAAP results.

2 year Compound Annual Growth Rate
CAGR is defined as the compound annual growth rate and shows the annualised average rate of pro-forma revenue growth between two given years, assuming growth takes place at an exponentially compounded rate. For Consumer Healthcare, the 2 year revenue CAGR has been presented showing the annualised average rate of pro-forma revenue growth between 2019 and 2021.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

New GSK
New GSK refers to the current GSK group excluding the Consumer Healthcare business that is intended to be (or will have been) demerged.

General Medicines
General medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, oncology, immunology and respiratory.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance, assumptions and cautionary statements

2022 guidance
For new GSK we expect sales to grow between 5% to 7% at CER and Adjusted operating profit to grow between 12% to 14% at CER as compared with 2021. This guidance is provided at CER and excludes the commercial impact of COVID-19 solutions.

Assumptions related to 2022 guidance
In outlining the guidance for 2022, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes. The Group also assumes that the demerger of our Consumer Healthcare business will be delivered in mid-2022 and this guidance relates only to new GSK.

The Group has made planning assumptions for 2022 that healthcare systems will approach normality as the year progresses, and we expect sales of Specialty Medicines to grow approximately 10% at CER and sales of General Medicines to show a slight decrease, primarily reflecting increased genericisation of established Respiratory products. Vaccines sales are expected to grow at a low teens percentage at CER for the year as a whole. However, governments’ prioritisation of COVID-19 vaccination programmes and ongoing measures to contain the pandemic are expected to result in some continued disruption to adult immunisations, with the impact weighted to the first half. For Shingrix, despite the potential for short-term pandemic disruption, we continue to expect strong double-digit growth and record annual sales based on strong demand in existing markets and geographical expansion. Guidance also includes the future benefit in royalty income from the settlement and license agreement with Gilead announced on 1 February 2022.

These planning assumptions as well as operating profit guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2022 guidance factors in all divestments and product exits announced to date.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. It also assumes that the separation programme to deliver the demerger of the Consumer Healthcare business is delivered successfully. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”.
Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, ‘aim’, ‘ambition’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 9, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc